Brookfield

2024

Brookfield Asset Management

Q1 2024

INTERIM REPORT

LETTER TO SHAREHOLDERS
Overview
We had a strong start to the year. Greater stability in the markets is creating increased market liquidity; this in turn is leading to greater transaction activity, which is supported by a significant amount of dry powder to invest. At the same time, continued consolidation in the asset management sector should support our fundraising initiatives, with clients preferring to do more with fewer, larger and diversified global managers.
We also completed three strategic transactions to date this year. The first was the closing of American Equity Investment Life (AEL) by Brookfield’s Insurance business in April, adding $50 billion of fee-bearing capital to our franchise. Second, we reached an agreement to acquire a majority stake in Castlelake, a best-in-class, asset-backed, private credit manager with $22 billion of assets under management. Third, the acquisition of an additional 5% of Oaktree, which brings our ownership stake in the business to 73%.
We anticipate that our Fee-Related Earnings (FRE) and Distributable Earnings (DE) will grow meaningfully over the course of 2024, as recently raised capital starts to contribute and these transactions begin to flow through our financials.
Liquidity Is Back for High-Quality Assets and Sponsors
With interest rates anticipated to begin decreasing sometime this year and inflation well past peak levels, liquidity has returned to the capital markets. Most major economies are performing better than expected and the markets are assigning a relatively low probability to a global recession. This recovery has revived risk appetite and fostered an increasingly stable and constructive market.
All of this is positive for transaction activity. Stability allows for greater alignment of buyers and sellers, and improving capital markets supports greater investment. We expect to see an improving market for sales of high-quality assets, and we already have numerous examples within our own portfolio. We are also continuing to take advantage of robust debt markets to refinance a significant amount of our debt at attractive spreads.
At the same time, there are still many instances where the balance sheets of high-quality businesses and assets cannot withstand the increase in rates over the past two years, or where the business fundamentals have not lived up to the expectations of the capital structure that was put in place. This should, therefore, be an excellent period to invest for both our equity and credit strategies.
We Are Positioned for a Strong Capital-Raising Year
As a reminder, last year was one of our best fundraising years ever. We have continued our positive momentum into 2024, raising a total of $20 billion during the first quarter, $10 billion of that coming since our last earnings release. We expect that our fundraising will build throughout the year, given the timing of various fund closings and the calendar of upcoming launches.
Our fundraising success is rooted in our longstanding track record of delivering attractive returns to our clients and is reinforced by the deep relationships and partnerships we have built over many decades. We also benefit from the diversity of our business, which enables us to raise capital more consistently from year to year in different economic environments. This diversity can be seen in several key areas:
•Asset classes that are in demand. We have leadership positions in infrastructure, renewable power & transition, and credit—all of which are in demand today by institutional investors. These sit at the confluence of the three mega-trends reshaping the global economy: decarbonization, deglobalization and digitalization. These sectors will require $200+ trillion of capital over the next 30 years, creating significant growth opportunities.
•Multi-channel and global fundraising. Recognizing that different investors are influenced at different times and in different ways by global macroeconomic and local events, we deliberately took steps decades ago to expand our ability to raise capital across multiple channels and develop a global investor base. Over the past year, half of our institutional fundraising has originated outside of North America. There are few sponsors that can match our scale or breadth of reach.
•Product innovation. Our organization is centered around building and operating businesses and assets that form the backbone of the global economy. However, the global economy is always evolving. Of the more than $925 billion of assets that we manage, nearly half are in sectors which did not exist 20 years ago—from fiber, telecom towers and data centers, to wind, solar and digital payments. We have over 50 funds in the market and plan to launch additional complementary funds this year. But despite changes in our asset focus over time, our core investment principles remain steadfast: investing for value in essential assets with inflation-linked or contractual cash flows, and prudently operating businesses to earn strong returns while taking moderate risks.
•Acquisitions. We continue to add additional capabilities to our platform. Our recent announcement to acquire a 51% interest in Castlelake marks an exciting next step as we grow our global credit franchise and add further competencies in aviation and other forms of specialty finance to our platform. Our initial investment is projected to contribute an additional $40 million of FRE next year, with the option to increase our ownership over time. These types of partnerships should allow us to continue to scale with other best-in-class partner managers.
Financial Results and Fundraising
FRE was $552 million for the quarter, or $0.34 per share and DE was $547 million, or $0.34 per share, in line with the first quarter of last year. It is important to highlight that our fee revenues in the first quarter from our flagship, private credit and insurance strategies were up more than 12% over last year as a result of our capital raising success on the back of over 15% growth in related fee-bearing capital. We expect that revenues should continue to benefit from our capital-raising activities while cost growth should moderate, resulting in a strong year of earnings growth.
The most significant fundraising updates and deal activity during the first quarter were:
Infrastructure
•We raised over $3.0 billion of capital in the first quarter, including $1.9 billion for our supercore infrastructure strategy as part of the follow-on acquisition of FirstEnergy, for $3.5 billion.
•In January, we acquired a portfolio of core data centers for a purchase price of approximately $1.3 billion. We combined this portfolio with our existing co-location North American data center portfolio to create one of the largest retail data center providers, now named Centersquare.
•Our infrastructure wealth solutions product, Brookfield Infrastructure Income, continues to see robust demand, raising an additional $600 million in the first quarter and bringing assets under management for this offering to over $2.0 billion.
Renewable Power & Transition
•In January, we finalized the first close of the second vintage of our flagship global transition fund strategy at $10 billion, including $1.2 billion of fund capital raised in the first quarter. We anticipate holding a final close in the second half of 2024.
•Subsequent to the end of the quarter, we launched our Catalytic Transition Fund. This fund was previously announced at COP28 in Dubai with a $1.0 billion commitment from long-time partner ALTÉRRA. We expect to hold the first close later this year.
•Our renewable power business is one of the biggest beneficiaries of the growth of data center demand. We announced a landmark agreement to provide Microsoft with over 10.5 gigawatts of new renewable energy capacity between 2026 and 2030 through the development of projects in the U.S. and Europe.
Real Estate
•We finalized the first close of the fifth vintage of our flagship opportunistic real estate fund strategy, bringing it to over $8.0 billion, including $2.2 billion of capital in the first quarter.
•Subsequent to the end of the quarter, we sold a 49% stake in ICD Brookfield Place, a premier office property in Dubai. This transaction marks one of the largest commercial real estate transactions globally since before the pandemic and represents one of the lowest cap rates (highest valuations) ever for an office building in the region.
•We are also progressing the sale of a hotel that is part of our premier mixed-use complex in Seoul, Korea, generating a strong return on capital, with the overall IFC Seoul Complex virtually 100% full, with very strong cashflows.
Private Equity
•We recently launched several complementary private equity strategies, including a Middle East strategy and a strategy for financial infrastructure investing.

•After partially monetizing a technology services operation in the fourth quarter, our road fuels distribution operation reached an agreement to sell its U.K. and European assets.
•We capitalized on the strength of our portfolio companies to refinance over $18 billion of debt since the beginning of last year at attractive spreads, improving cash flows and positioning them for success.
Credit
•We raised nearly $10 billion of capital across more than a dozen credit strategies this quarter. We believe, along with many of our clients, that now is the time to deploy capital into opportunistic credit.
•Within our Oaktree franchise, we raised nearly $6.0 billion of capital in the first quarter, including $1.0 billion within our sponsor credit business and nearly $1.0 billion in the twelfth vintage of our opportunistic credit fund, bringing the total raised for this fund to nearly $9.0 billion.
•Within insurance solutions, we raised $2.0 billion, bringing our total insurance-related fee-bearing capital to $36 billion at the end of the quarter. With the close of AEL, we manage nearly $90 billion of insurance assets today.
Closing
We remain committed to being a world-class asset manager by investing our capital in high-quality assets that earn solid returns, while emphasizing downside protection. The primary objective of the company continues to be to generate increasing cash flows on a per-share basis, and to distribute that cash to you by dividend or share repurchases.
Thank you for your interest in Brookfield, and please do not hesitate to contact any of us should you have suggestions, questions, comments, or ideas you wish to share.
Sincerely,

Bruce Flatt                            Connor Teskey
Chief Executive Officer                        President
May 8, 2024

BROOKFIELD ASSET MANAGEMENT LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS

ORGANIZATION OF MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OVERVIEW OF OUR BUSINESS		Private Equity	45
Introduction	12	Credit and Other	47
Basis of Presentation	12	PART 6 – RECONCILIATION OF U.S. GAAP TO
Business History	12	NON-GAAP MEASURES
Business Overview	12	Reconciliation of Net Income to Fee-Related
Value Creation	13	Earnings and Distributable Earnings	49
Competitive Advantages	14	Reconciliation of Revenues to Fee Revenues	50
Products and Principal Strategies	15	PART 7 – LIQUIDITY AND CAPITAL RESOURCES
PART 2 – REVIEW OF FINANCIAL RESULTS		Liquidity	51
Income Statement Analysis	20	Capital Resources	52
Balance Sheet Analysis	25	Exposures to Financial Instruments	52
Cash Flows Statement Analysis	28	Off-Balance Sheet Arrangements	52
Summary of Quarterly Results	30	Related Party Transactions	52
PART 3 – KEY FINANCIAL AND OPERATING		Recent Developments	52
MEASURES		PART 8 – SUMMARY OF SIGNIFICANT
Non-GAAP Measures	33	ACCOUNTING POLICIES
Supplemental Financial Measures Utilized by		Accounting Policies, Estimates, and Judgements	54
Our Asset Management Business	34	Assessments and Changes in Internal Control over
Fee-Bearing Capital Diversification	35	Financial Reporting	54
PART 4 – ANALYSIS OF KEY NON-GAAP FINANCIAL		PART 9 – BUSINESS ENVIRONMENT AND
AND OPERATING MEASURES		RISK DISCLOSURES
Distributable Earnings	36	Quantitative and Qualitative Risk Disclosures	55
Fee-Bearing Capital	36	Market Risk	55
Fee Revenues and Fee-Related Earnings	37	Foreign Currency Risk	55
PART 5 – INVESTMENT STRATEGY RESULTS		Interest Rate Risk	55
Renewable Power and Transition	39	Credit Risk	55
Infrastructure	41	GLOSSARY OF TERMS	56
Real Estate	43

"BAM Ltd." or the "Manager" refers to Brookfield Asset Management Ltd. The "Asset Management Company", our "asset management business", "BAM ULC", or the "Company" refers to Brookfield Asset Management ULC. Please refer to the Glossary of Terms beginning on page 56 which defines certain key terms.
Additional information about the Manager, including our Annual Information Form, is available on our website at www.bam.brookfield.com, on the Canadian Securities Administrators’ website at www.sedarplus.ca and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
The Manager is incorporated in British Columbia, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, the Manager complies with U.S. continuous reporting requirements by filing the Canadian disclosure documents with the SEC; the Manager's annual report is filed under Form 40-F and the Manager furnishes its quarterly interim reports under Form 6-K.
Information contained in or otherwise accessible through the websites mentioned throughout this report does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference. Any other reports of the company referred to herein are not incorporated by reference unless explicitly stated otherwise.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This MD&A contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of the Manager, the Asset Management Company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and which are in turn based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of the Manager are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions.
Although the Manager believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, actual results may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:
•the Manager’s lack of independent means of generating revenue;
•the Manager’s material assets consisting solely of its interest in the Asset Management Company;
•challenges relating to maintaining our relationship with the Corporation (as defined below) and potential conflicts of interest;
•the Manager being a newly formed company;
•our liability for our asset management business;
•the difficulty for investors to effect service of process and enforce judgments in the United States, Canada and/or other applicable jurisdictions;
•the impact on growth in Fee-Bearing Capital of poor product development or marketing efforts;
•our ability to maintain our global reputation;
•volatility in the trading price of the Class A Shares;
•being subjected to numerous laws, rules and regulatory requirements;
•the potential ineffectiveness of our policies to prevent violations of applicable law;
•meeting our financial obligations due to our cash flow from our asset management business;
•foreign currency risk and exchange rate fluctuations;
•requirement of temporary investments and backstop commitments to support our asset management business;
•rising interest rates;
•revenues impacted by a decline in the size or pace of investments made by our managed assets;
•our earnings growth can vary, which may affect our dividend and the trading price of the Class A Shares;
•exposed risk due to increased amount and type of investment products in our managed assets;
•difficulty in maintaining our culture or managing our human capital;
•political instability or changes in government;
•inflationary pressures;

•unfavorable economic conditions or changes in the industries in which we operate;
•catastrophic events, such as earthquakes, hurricanes, or pandemics/epidemics;
•deficiencies in public company financial reporting and disclosures;
•ineffective management of sustainability considerations, and inadequate or ineffective health and safety programs;
•failure of our information technology systems;
•us and our managed assets becoming involved in legal disputes;
•losses not covered by insurance;
•inability to collect on amounts owing to us;
•information barriers that may give rise to conflicts and risks;
•risks related to our renewable power and transition, infrastructure, private equity, real estate, and other alternatives, including credit strategies;
•risks relating to Canadian and United States taxation laws; and
•other factors described in this MD&A and in our documents filed with the securities regulators in Canada and the United States, including in Part 9 "Business Environment and Risk Disclosures” of our annual report (the “Annual Report”) available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.
We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this MD&A. Except as required by law, the Manager undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.
Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While the Manager believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, the Manager makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.

CAUTIONARY STATEMENT REGARDING THE USE OF NON-GAAP MEASURES
The Manager and the Asset Management Company prepare their financial statements in conformity with the accounting principles generally accepted in the United States of America ("U.S. GAAP"). This MD&A discloses a number of non-GAAP financial and supplemental financial measures which are utilized in monitoring the Manager and our asset management business, including for performance measurement, capital allocation and valuation purposes. The Manager believes that providing these performance measures is helpful to investors in assessing the overall performance of our asset management business. These non-GAAP financial measures should not be considered as the sole measure of the Manager’s or our asset management business’ performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in conformity with U.S. GAAP financial measures. Non-GAAP measures include, but are not limited to: (i) distributable earnings (“Distributable Earnings”), (ii) fee revenues (“Fee Revenues”) and (iii) fee-related earnings (“Fee-Related Earnings”). These non-GAAP measures are not standardized financial measures and may not be comparable to similar financial measures used by other issuers. Supplemental financial measures include assets under management (“AUM”), fee-bearing capital (“Fee-Bearing Capital”) and uncalled fund commitments. The Manager includes the asset management activities of Oaktree (meaning collectively Oaktree Capital II, L.P., Oaktree Capital Management, L.P., Oaktree AIF Investments, L.P., Oaktree Capital Management (Cayman) L.P. and Oaktree Investment Holdings, L.P. and their consolidated subsidiaries), an equity accounted affiliate, in its key financial and operating measures for the asset management business.
For more information on non-GAAP measures and other financial metrics, see “Key Financial and Operating Measures” and “Glossary of Terms” in our MD&A. Reconciliations of these non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP, where applicable, are included in Part 6 "Reconciliation of U.S. GAAP to Non-GAAP Measures" of this MD&A.

PART 1
OVERVIEW OF OUR BUSINESS
Introduction
This management’s discussion and analysis (“MD&A”) included in this Form 6-K presents the financial position of Brookfield Asset Management Ltd. and its consolidated subsidiaries (the "Manager") as at March 31, 2024, and December 31, 2023, and the results of operations for the three months ended March 31, 2024 and 2023. This MD&A also presents the financial position of Brookfield Asset Management ULC and its consolidated subsidiaries (the "Asset Management Company", our "asset management business" or the "Company") as at March 31, 2024, and December 31, 2023, and the results of operations for the three months ended March 31, 2024 and 2023. Unless context suggest otherwise, references to "we", "us", and "our" refers to our asset management business and the Manager, individually or collectively, where applicable.
The information in this MD&A should be read in conjunction with the following Condensed Consolidated Financial Statements included elsewhere in this Form 6-K: (i) the unaudited Condensed Consolidated Financial Statements of the Manager as at March 31, 2024 and December 31, 2023, and the results of operations for the three months ended March 31, 2024 and 2023 and (ii) the unaudited Condensed Consolidated Financial Statements of the Asset Management Company as at March 31, 2024 and December 31, 2023 and the results of operations for the three months ended March 31, 2024 and 2023, which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.
The financial information contained in this MD&A is presented in U.S. dollars and, unless otherwise indicated, all references to “$” are to U.S. dollars.
Basis of Presentation
The Manager, a Canadian corporation, through its ownership interests in its single investment, our asset management business, is a leading global alternative asset manager. The Manager was incorporated on July 4, 2022 and does not have historical operations or activities. As of March 31, 2024, the Manager’s sole material asset was its approximately 25% interest in the Asset Management Company, which is accounted for using the equity method. The Manager’s returns are earned from its interest in our asset management business, and therefore this MD&A focuses on the results and operations thereof, underlying the equity earnings of the Manager.
All financial data is presented in U.S. dollars and, unless otherwise indicated, has been prepared in conformity with U.S. GAAP. Non-GAAP measures used in this MD&A are reconciled to the most directly comparable GAAP measure.
Business History
The Manager and the Asset Management Company were formed by Brookfield Corporation (the “Corporation”) to facilitate a plan of arrangement (the “Arrangement”). The Arrangement, which closed on December 9, 2022, involved the division of Brookfield Corporation into two publicly traded companies – the Manager, which is listed on the NYSE and TSX under the ticker symbol “BAM”, is a pure-play leading global alternative asset management business; and the Corporation, listed under the ticker symbol "BN", a leading global investment firm focused on building long-term wealth for institutions and individuals.
The Manager allows investors to directly access the global alternative asset management business previously carried on by the Corporation and its subsidiaries. This business is now owned and operated through the Asset Management Company, which is owned approximately 75% by the Corporation and approximately 25% by the Manager as of March 31, 2024.
Business Overview
We are one of the world’s leading global alternative asset managers, with $929 billion of assets under management ("AUM") as of March 31, 2024, across renewable power and transition, infrastructure, real estate, private equity, and credit and other. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We draw on our heritage as an owner and operator to invest for value and generate strong returns for our clients across economic cycles.
To do this, we leverage our team of over 2,400 investment and asset management professionals, our global reach, deep operating expertise, and access to large-scale capital to identify attractive investment opportunities and invest on a proprietary basis. Our investment approach and strong track record have been the foundation and driver of our growth.

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We provide a highly diversified suite of alternative investment strategies to our clients and are constantly seeking to innovate new strategies to meet their needs. We have over 50 unique active strategies that span a wide range of risk-adjusted returns, including opportunistic, value-add, core, super-core, and credit. We evaluate the performance of these product offerings and our investment strategies using a number of non-GAAP measures as outlined in "Key Financial and Operating Measures" within this MD&A. The Manager utilizes Fee-Bearing Capital, Fee Revenues, Fee-Related Earnings and Distributable Earnings to assess the performance of our asset management business.
We are in a fortunate position to be trusted with our clients’ capital and our objective is to meet their financial goals and provide for a better financial future while providing a market leading experience. Our team of approximately 200 client service professionals across 18 global offices are dedicated to ensuring that the business is exceeding their service expectations.
We have over 2,300 clients, with some of our clients being among the world’s largest institutional investors, including sovereign wealth funds, pension plans, endowments, foundations, financial institutions, insurance companies, and individual investors.
Our guiding principle is to operate our business and conduct our relationships with the highest level of integrity. Our emphasis on diversity and inclusion reinforces our culture of collaboration, allowing us to attract and retain top talent. We strive to embed strong sustainability practices throughout our business, underpinning our goal of having a positive impact on the communities and environment in which we operate.
Value Creation
We create shareholder value by increasing the earnings profile of our asset management business. Alternative asset management businesses such as ours are typically valued based on a multiple of their Fee-Related Earnings and performance income. Accordingly, we create value by increasing the amount and quality of Fee-Related Earnings and carried interest, net of associated costs. This growth is achieved primarily by expanding the amount of Fee-Bearing Capital we manage, earning performance income such as carried interest, through strong investment results and maintaining competitive operating margins.
As at March 31, 2024, we had Fee-Bearing Capital of $459 billion, of which 86% is long-dated or perpetual in nature, providing significant stability to our earnings profile. We consider Fee-Bearing Capital that is long-dated or perpetual in nature to be Fee-Bearing Capital relating to our long-term private funds, which are typically committed for 10 years with 2 one-year extension options, and Fee-Bearing Capital relating to our perpetual strategies, which include our permanent capital vehicles as well as capital we manage in our perpetual core and core plus private fund strategies. We seek to increase our Fee-Bearing Capital by growing the size of our existing product offerings and developing new strategies that cater to our clients’ investment needs. We also aim to deepen our existing institutional relationships, develop new institutional relationships, and access new distribution channels such as high net worth individuals and retail.
As of March 31, 2024, we had a diversified client base of over 2,300 clients, which continues to grow. Our private wealth channel also continues to grow and represents approximately 7% of capital raised. We have a dedicated team of over 100 people that are focused on distributing and developing catered products to the private wealth channel.
We are also actively progressing new growth strategies, including transition, insurance, secondaries, and technology. These new initiatives, in addition to our existing strategies are expected to have a very meaningful impact on our growth trajectory in the long term.
As we grow our Fee-Bearing Capital, we earn incremental base management fees. In order to support this growth, we have been growing our team of investment and asset management professionals. Our costs are predominantly in the form of compensation for the over 2,400 professionals we employ globally.
When deploying our clients’ capital, we seek to leverage our competitive advantages to acquire high-quality real assets and essential service businesses that form the backbone of the global economy. We use our global reach and access to scale capital to source attractive investment opportunities and leverage our deep operating expertise to underwrite investments and create value throughout our ownership. Our goal is to deliver superior investment returns to our clients and successfully doing so should result in the growth of realized carried interest over time.
We generate robust Distributable Earnings, which is our primary financial performance metric. Distributable Earnings of the Manager represent our share of Distributable Earnings from the Asset Management Company less general and administrative expenses, but excluding equity-based compensation costs of the Manager. The Manager intends to pay out approximately 90% of its Distributable Earnings to shareholders quarterly and reinvest the balance back into the business.
We also monitor the broader markets and occasionally identify attractive, strategic investment opportunities that have the potential to supplement our existing business. Generally, we seek acquisitions that will allow us to achieve immediate scale in a

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new asset class or grant us access to additional distribution channels. An example of such growth is the partnership we formed with Oaktree in 2019, which deepened the capabilities we offer our clients and better positions us across market cycles. Such acquisitions may occur from time to time should they be additive to our franchise, attractive to our clients, and accretive to our shareholders.
Competitive Advantages
We seek to harness the following four distinct competitive advantages that enable us to consistently identify and acquire high-quality assets and create significant value in the assets that we invest in and operate on behalf of our clients.
Large Scale
We had $929 billion in assets under management and approximately $459 billion in Fee-Bearing Capital as of March 31, 2024. We offer our investors a large portfolio of private funds that have global mandates and diversified strategies. Our access to large-scale, flexible capital that is further enhanced by our relationship with the Corporation, enables us to pursue transactions of a size that others cannot.
Operating Expertise
We are supported globally by approximately 240,000 operating employees of our managed businesses, who are instrumental in maximizing the value and cash flows of our managed assets. We believe that strong operating experience is essential in maximizing efficiency and productivity – and ultimately, returns. We do this by maintaining a culture of long-term focus, alignment of interest and collaboration through the people we hire, our compensation philosophy, and our operating philosophy. This operating expertise developed through our heritage as an owner-operator is invaluable in underwriting acquisitions and executing value-creating development and capital projects.
Global Reach
We invest on behalf of our clients in more than 30 countries on five continents around the world. We believe that our global reach allows us to diversify and identify a broad range of opportunities. We can invest where capital is scarce, and we believe that our scale enables us to move quickly and pursue multiple opportunities across different markets. Our global reach also allows us to operate our assets more effectively: we believe that a strong on-the-ground presence is critical to operating successfully in many of our markets, and many of our businesses are truly local. Furthermore, the combination of our strong local presence and global reach enables us to bring global relationships and operating practices to bear across markets to enhance returns.
Brookfield Ecosystem
The unique intelligence we generate from the ongoing interconnectivity between our over $900 billion portfolio, our global partnerships and our visibility into global capital flows helps us identify themes and trends in investing, spot pockets of value and source attractive investment opportunities. This competitive advantage has allowed us to build leading positions in assets classes that are most in favor and deliver strong investment returns to our clients across multiple business cycles.

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Products and Principal Strategies
Our products broadly fall into one of three categories: (i) long-term private funds, (ii) permanent capital vehicles and perpetual strategies, and (iii) liquid strategies. These are invested across five principal strategies: (i) renewable power and transition, (ii) infrastructure, (iii) real estate, (iv) private equity, and (v) credit and other.
Renewable Power and Transition
Overview
•We are a leading global investment manager in renewable power and transition, with $101 billion of AUM as of March 31, 2024.
•Clean energy occupies a uniquely complementary position to the global goals of net-zero emissions, low-cost energy, and energy security. We believe that the growing global demand for low-carbon energy, especially amongst corporate off-takers, will lead to continued growth opportunities for us in the future. The investment environment for renewable power and transition remains favorable and we expect to continue to advance our substantial pipeline of renewable power and transition opportunities on behalf of our clients and managed assets.
•We have approximately 140 investment and asset management professionals globally that are focused on our renewable power and transition strategy, supported by approximately 19,200 operating employees in the renewable power and transition operating businesses that we manage. Our extensive experience and knowledge in this industry enable us to be a leader in all major technologies with deep operating and development capabilities.
Our Products
Long-term Private Funds
•Brookfield Global Transition Fund (“BGTF”) is our flagship transition fund series which is focused on investments aimed at accelerating the global transition to a net-zero carbon economy. The mandate of this product is to assist utility, energy and industrial businesses reduce carbon dioxide emissions, expand low-carbon and renewable energy production levels and advance sustainable solutions.
Permanent Capital Vehicles and Perpetual Strategies
•We also manage Brookfield Renewable Partners L.P. (“BEP”), one of the world’s largest publicly traded renewable power platforms, which is listed on the NYSE and TSX and had a market capitalization of over $15.7 billion as of March 31, 2024.
Across our renewable power and transition products, we have invested on behalf of our clients in:
•Hydroelectric operations, through river systems and facilities that provide electricity and have grid stabilizing capabilities;
•Wind operations that use turbines to create electricity;
•Utility solar operations that harness energy from the sun to generate electricity;
•Distributed energy and storage which provides small-scale generation that can be locally installed, and pump storage facilities; and
•Sustainable solutions including renewable natural gas, carbon capture and storage, recycling, cogeneration biomass, nuclear services, and power transformation.

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Infrastructure
Overview
•We are one of the world’s largest investment managers in infrastructure, with $192 billion of AUM as of March 31, 2024.
•We focus on acquiring high-quality businesses on behalf of our clients that deliver essential goods and services, diversified across the utilities, transport, midstream and data infrastructure sectors. We partner closely with management teams to enable long-term success through operational and other improvements.
•We have approximately 240 investment and asset management professionals globally that are focused on our infrastructure strategy, supported by approximately 53,400 operating employees in the infrastructure operating businesses that we manage.
Our Products
Long-term Private Funds
•Brookfield Infrastructure Funds (“BIF”) is our flagship infrastructure fund series. In this product offering, we invest on behalf of our clients in high-quality infrastructure assets on a value basis and seek to add value through the investment life cycle by utilizing our operations-oriented approach.
Permanent Capital Vehicles and Perpetual Strategies
•We manage Brookfield Infrastructure Partners L.P. (“BIP”), one of the largest, pure-play, publicly traded global infrastructure platforms, which is listed on the NYSE and TSX and had a market capitalization of $24.5 billion as of March 31, 2024. In this product offering, we invest on behalf of our clients in high-quality, long-life assets that provide essential products and services for the global economy.
•We manage Brookfield Super-Core Infrastructure Partners (“BSIP”), which is our perpetual infrastructure private fund strategy. In this product offering, we invest on behalf of our clients in core infrastructure assets in developed markets, with a focus on yield, diversification, and inflation-protection.
•We also manage Brookfield Infrastructure Income Fund (“BII”), a semi-liquid infrastructure product strategy, offering private wealth investors access to our best-in-class infrastructure platform.
The infrastructure investments that we manage provide a diversified exposure for our clients to scarce, high-quality businesses that benefit from significant barriers to entry and deliver essential goods and services. Through the various products outlined, we have invested in:
•Regulated or contracted businesses that earn a return on asset base, including electricity and gas connections, natural gas pipelines and electricity transmission lines;
•Systems involved in the movement of freight, commodities and passengers, including rail operations, toll roads, terminal and export facilities;
•Assets that handle the movement and storage of commodities from a source of supply to a demand center, including transmission pipelines, natural gas process plants and natural gas storage; and
•Businesses that provide essential services and critical infrastructure to transmit and store data globally, including telecom towers and active rooftop sites, fiber optic cable and data centers.

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Real Estate
Overview
•We are one of the world’s largest investment managers in real estate, with over $267 billion of AUM as of March 31, 2024.
•We have invested, on behalf of clients, in iconic properties in the world’s most dynamic markets with the goal of generating stable and growing distributions for our investors while protecting them against downside risk.
•We have approximately 660 investment and asset management professionals that are focused on generating superior returns across our real estate strategies, supported by approximately 29,400 operating employees in the real estate operating businesses that we manage.
Our Products
Long-term Private Funds
•Our opportunistic real estate flagship fund series is Brookfield Strategic Real Estate Partners (“BSREP”). Through this product, we invest globally across various sectors and geographies on behalf of our clients in high-quality real estate with a focus on large, complex, distressed assets, turnarounds, and recapitalizations.
•We also manage a real estate secondaries strategy, Brookfield Real Estate Secondaries (“BRES”), with a focus on providing liquidity solutions for other real estate general partners.
Permanent Capital Vehicles and Perpetual Strategies
•We manage $17 billion of Fee-Bearing Capital in Brookfield Property Group (“BPG”) as of March 31, 2024, which we invest, on behalf of the Corporation, directly in real estate assets. BPG owns, operates, and develops iconic properties in the world’s most dynamic markets with a global portfolio of office, retail, multifamily, logistics, hospitality, land and housing, triple net lease, manufactured housing, and student housing assets on five continents.
•We also manage capital in our perpetual private fund real estate strategy, Brookfield Premier Real Estate Partners (“BPREP”). This is a core plus strategy that invests in high-quality, stabilized real assets located primarily in the U.S. with a focus on office, retail, multifamily and logistics real estate assets. We also have two regional BPREP strategies that are dedicated specifically to investments in Australia (“BPREP-A”) and Europe (“BPREP-E”).
•We also manage a non-traded REIT, Brookfield Real Estate Income Trust (“Brookfield REIT”), which is a semi-liquid strategy catering specifically to the private wealth channel. This product invests in high quality income-producing opportunities globally through equity or real estate-related debt.
Through the various products outlined, we have invested in multiple asset classes including:
•Office properties in key gateway cities in the U.S., Canada, the U.K., Germany, Australia, Brazil and India;
•High-quality retail destinations that are central gathering places for the communities they serve, combining shopping, dining, entertainment and other activities;
•Full-service hotels and leisure-style hospitality assets in high-barrier markets across North America, the U.K. and Australia; and
•High-quality assets with operational upside across multifamily, alternative living, life sciences and logistics sectors globally.

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Private Equity
Overview
•We are a leading private equity investment manager with $129 billion of AUM as of March 31, 2024.
•We focus on high-quality businesses that provide essential products and services, diversified across business services and industrials sectors. We partner closely with management teams to enable long-term success through operational and other improvements.
•We have approximately 280 investment and asset management professionals globally that are focused on our private equity strategy, supported by approximately 133,700 operating employees in the operating businesses that we manage.
Our Products
Long-term Private Funds
•Our global opportunistic flagship fund series, Brookfield Capital Partners (“BCP”), is our leading private equity offering. The series of funds focuses on cash-flowing essential service businesses. We seek investments that benefit from high barriers to entry and enhance their cash flow capabilities by improving strategy and execution.
•Our special investments strategy, Brookfield Special Investments (“BSI”), is focused on structured, large-scale, non-control investments. This product capitalizes on transactions that do not fit our traditional control-oriented flagship private equity fund series. Situations may include recapitalizations or strategic growth capital where we expect to generate equity-like returns while ensuring downside protection through contracted returns.
•Our growth equity strategy, Brookfield Growth (“BTG”), focuses on investing in technology-related growth stage companies that surround our broader ecosystem of managed assets.
•Our secondaries strategy, Brookfield Sponsor Solutions (“BSS”), provides bespoke capital solutions to sponsor-backed companies at an inflection point of growth.
Permanent Capital Vehicles and Perpetual Strategies
•We manage Brookfield Business Partners L.P. (“BBU”), which is a publicly traded global business services and industrials company focused on owning and operating high-quality providers of essential products and services. BBU is listed on the NYSE and TSX and had a market capitalization of $4.9 billion as at March 31, 2024.
Our private equity vehicles acquire high-quality operations globally. The broad investment mandate provides us with the flexibility to invest on behalf of our clients across multiple industries through many forms. Through the various products outlined above, we have invested on behalf of our clients in:
•Leading service providers to large-scale infrastructure assets, including a leading provider of work access services, modular building leasing services and a leading global provider of lottery services and technology solutions;
•Operationally intense industrial businesses that benefit from a strong competitive position, including a leading global provider of advanced automotive battery technology, a leading private water and wastewater services company in Brazil, and a leading manufacturer of engineered components for industrial trailers and other towable equipment providers, among others; and
•Essential business services providers, including the largest private sector residential mortgage insurer in Canada and a leading provider of software and technology services to automotive dealers.

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Credit and Other
Overview
•We provide one of the most comprehensive alternative credit offerings available today, with $240 billion of AUM as of March 31, 2024, and an experienced team of investment professionals around the world.
•As a result of our partnership with Oaktree in 2019, we established ourselves as a leader among global investment managers specializing in alternative credit investments. As of March 31, 2024, our ownership interest in Oaktree is approximately 68%. Oaktree is one of the premier credit franchises globally and an expert in investing across the capital structure with an emphasis on an opportunistic, value-oriented, and risk-controlled approach to investing.
•We manage a variety of credit products across strategies including infrastructure, real estate and private equity that reflect the growing importance that private credit will continue to play in capital markets. These fund series invest in a variety of debt instruments tailored to take advantage of current credit market trends and maximize value for our clients. We have a strong track record of performance across our credit strategies and are currently fundraising for our latest vintages.
Our Products
•Our credit strategies invest in both liquid and illiquid instruments, sourced directly from borrowers and via public markets. We focus primarily on rated and non-rated debt of sub-investment grade issuers in developed and emerging markets, and we invest in an array of private credit, high yield bonds, convertible securities, leveraged loans, structured credit instruments, and opportunistic credit.
•The flagship credit strategy, Global Opportunities, seeks to generate current income and long-term capital appreciation by investing in private loans to large private-equity-owned companies by focusing on protecting against loss by buying claims on assets at bargain prices. We aim to achieve substantial gains by actively participating in restructurings to restore companies to financial viability and creating value at every stage of the investment process.
•The recently launched credit strategy, Oaktree Lending Partners (“OLP”), seeks to generate current income and long-term capital appreciation by investing in private loans to large private-equity-owned companies in the U.S. We aim to build a diverse portfolio of first-lien secured loans to mature, buyout, and late-stage (primarily for life sciences businesses) companies across industries.
•Brookfield Infrastructure Debt (“BID”) is our infrastructure debt fund series, which invests on behalf of our clients in mezzanine debt investments in high-quality, core infrastructure assets.
•Our commercial real estate debt fund series, Brookfield Real Estate Finance Fund (“BREF”), targets investments in transactions, predominantly in the U.S., that are senior to traditional equity and subordinate to first mortgages or investment-grade corporate debt.
•We manage capital across our perpetual real estate debt strategy, Brookfield Senior Mezzanine Real Estate Finance Fund (“BSREF”). We seek to originate, acquire, and actively manage investments in U.S. senior commercial real estate debt for this strategy.
•Included in our other strategies is our Insurance Solutions channel, a leading capital solutions business providing insurance and reinsurance services to individuals and institutions. This business manages policy capital and deploys it across liquid credit strategies, direct loans, and private funds.
•Also included amongst our strategies is our Public Securities Group (“PSG”), which manages the Fee-Bearing Capital associated with our liquid strategies. PSG serves institutions and individuals seeking the investment advantages of real assets through actively managed listed debt and equity strategies.

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PART 2
REVIEW OF FINANCIAL RESULTS
Income Statement Analysis
Condensed Consolidated Statement of Comprehensive Income
The following table summarizes the financial results of the Manager for the three months ended March 31, 2024 and 2023:

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	2024	2023
Operating recoveries	$144	$138
Expenses
Compensation and benefits	(79)	(84)
Other operating expense	(2)	(1)
Carried interest allocation compensation
Realized	(24)	—
Unrealized	(42)	(56)
Total carried interest allocation compensation	(66)	(56)
Interest expense	(5)	(1)
Total expenses	(152)	(142)
Share of income from Brookfield Asset Management ULC	110	129
Net income	$102	$125
For the three months ended March 31, 2024
Net income consists of the Manager’s equity interest in the earnings of the Asset Management Company and compensation and benefit costs, primarily attributable to executive compensation costs of the Manager, and unrealized carried interest compensation expense. A material portion of these costs are reimbursed by the Corporation and the Asset Management Company in accordance with the Relationship Agreement and the Asset Management Services Agreement. During the three months ended March 31, 2024, the Manager recorded net income of $102 million, compared to $125 million in the prior period. The decrease in net income compared to the prior period was driven by the decrease in the Manager's income earned from the Asset Management Company.
Refer to the following discussion for details on the earnings of the Asset Management Company.

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Condensed Consolidated Statement of Operations
The following table summarizes the Condensed Consolidated Statement of Operations for BAM ULC for the three months ended March 31, 2024 and 2023:

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	2024	2023
Revenues
Base management and advisory fees	$786	$791
Investment income
Carried interest allocations
Realized	11	31
Unrealized	(134)	28
Total investment income	(123)	59
Interest and dividend revenue	47	43
Other revenues	174	161
Total revenues	884	1,054
Expenses
Compensation, operating, and general and administrative expenses
Compensation and benefits	(275)	(299)
Other operating expenses	(76)	(70)
General, administrative and other	(9)	(7)
Total compensation, operating, and general and administrative expenses	(360)	(376)
Carried interest allocation compensation
Realized	(23)	—
Unrealized	(61)	(88)
Total carried interest allocation compensation	(84)	(88)
Interest expense	(4)	(2)
Total expenses	(448)	(466)
Other expenses, net	(72)	(22)
Share of income from equity accounted investments	80	43
Income before taxes	444	609
Income tax expense	(71)	(93)
Net income	373	516
Net (income) loss attributable to:
Preferred shares redeemable non-controlling interest	95	19
Non-controlling interest	(27)	(19)
Net income attributable to the common stockholders	$441	$516
The asset management business primarily generates revenue from fees earned pursuant to contractual arrangements with funds, publicly traded vehicles, and investors as well as transaction and advisory fees. These fees include base management fees, incentive distribution rights and certain advisory fees. Base management fees are long-term and recurring in nature and correspond to fundraising activity, net asset values of certain of our funds and market capitalizations of our publicly traded vehicles, specifically BIP, BEP and BBU. Incentive distribution rights are performance fees earned from BIP and BEP for exceeding predetermined distribution thresholds, are long-term and are not subject to clawback.
The asset management business is entitled to carried interest assuming certain investment returns are achieved, as well as incentive management fees in certain of our structures where we are entitled to contractual incentive management fees from an investment fund based on achieving certain investment returns.

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The composition of our revenues will vary based on market conditions and the cyclical nature of our businesses. Carried interest allocations generated by our funds and associated carried interest compensation are driven by the performance of the underlying investments as well as overall market conditions. Fair values are affected by changes in the fundamentals of our investments, the industries in which they operate, the overall economy and other market conditions. The impact of fair values of our underlying investments throughout market cycles may result in material increases or decreases to carry generated, net of expenses.
Expenses within our asset management business unrelated to carried interest primarily include employee base compensation, bonus expense, and share-based compensation. Period over period changes in employee base compensation and bonuses generally result from changes in headcount and annual salary changes. Share based awards are granted in the first quarter of each year and generally vest over 5 years. Equity settled compensation awards vest on a graded basis over the vesting period and cash settled share based compensation awards are recorded at fair value quarterly based on the trading price of BAM Ltd. Class A shares. Therefore, for cash settled share based compensation, an increase or decrease in the share price of BAM Ltd. will result in share-based compensation expense or recovery.
For the three months ended March 31, 2024
Net income for the three months ended March 31, 2024 was $373 million, of which $441 million was attributable to common stockholders. This compares to net income of $516 million for the three months ended March 31, 2023, of which $516 million was attributable to common stockholders.
Revenues
Revenues for the three months ended March 31, 2024 were $884 million, which represents a decrease of $170 million or 16% compared to $1.1 billion of revenue for the three months ended March 31, 2023.
Base Management and Advisory Fees
Base management and advisory fees, excluding incentive distributions, for the three months ended March 31, 2024 were $680 million, which represents a decrease of $17 million or 2% compared to the three months ended March 31, 2023. The decrease was predominantly driven by the market depreciation of BIP and BEP as well as a lower net asset value of BPY and certain of our open-ended funds. This was partially offset by incremental contributions from capital raised for our latest flagship funds and capital deployed across our complementary strategies.
Incentive distributions for the three months ended March 31, 2024, were $106 million, an increase of $12 million or 13% from the three months ended March 31, 2023, driven by growth in BIP and BEP's dividends of 6% and 5%, respectively.
Carried Interest Allocations
Realized carried interest allocations were $11 million for the three months ended March 31, 2024, which represents a decrease of $20 million compared to the three months ended March 31, 2023. Realized carried interest allocations in the quarter were predominantly due to dispositions within our first real estate flagship fund. Realized carried interest allocations of $31 million for the quarter ended March 31, 2023 were primarily driven by realizations within our real estate long-term and perpetual funds. All realized carried interest revenues, net of carry compensation for the current and comparative period related to mature funds and are attributable to the Corporation. Realized carried interest allocations on mature funds is attributed to the Corporation through our redeemable preferred shares.
The unrealized carried interest allocation loss of $134 million for the three months ended March 31, 2024, which represents a decrease of $162 million compared to the three months ended March 31, 2023. The unrealized carried interest allocations were primarily related to lower valuations in certain of our real estate flagship funds, partially offset by growth in valuations in our private equity and transition flagship funds.
Carried interest allocation generated by new funds is 66.7% attributable to the asset management business and 33.3% to the Corporation. Unrealized carried interest allocations attributable to the asset management business was $22 million for the three months ended March 31, 2024, compared to $44 million for the three months ended March 31, 2023. Within the Condensed Consolidated Statement Of Operations, carry revenue is presented at 100% and the portion attributable to the Corporation is presented in Net Income Attributable to Non-Controlling Interest.
Interest and Dividend Revenue
Interest and dividend revenue for the three months ended March 31, 2024 were $47 million, which represents an increase of $4 million compared to the three months ended March 31, 2023. The increase was due to higher interest rates on our floating rate

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deposit with the Corporation, partially offset by the decrease in the deposit balance as well as an increase in the credit facility with the Manager compared to the prior period.
Other Revenues
Other revenues were $174 million for the three months ended March 31, 2024, an increase of $13 million compared to the three months ended March 31, 2023. Other revenues are largely comprised of recoverables from the Corporation related to share and performance based compensation, as defined by the Asset Management Services Arrangement and incentive management fees earned on certain funds. The increase over the prior period is due to an increase in incentive management fees earned on our infrastructure debt funds resulting from the underlying performance of these funds.
Expenses
Total expenses for the three months ended March 31, 2024 were $448 million, a decrease of $18 million or 4% compared to the three months ended March 31, 2023.
Compensation and Benefits
Compensation and benefits for the three months ended March 31, 2024 were $275 million, which represents a decrease of $24 million compared to the three months ended March 31, 2023. This is primarily attributable to lower share based compensation expense in the current quarter as the mark-to-market increase of liability based awards was lower relative to the prior period. This decrease was partially offset by increased compensation costs resulting from the ongoing growth of our asset management business.
Other Operating Expenses
Other operating expenses are comprised of professional fees, facilities costs, as well as costs directly associated with our fundraising and investment functions. Other operating expenses were $76 million for the three months ended March 31, 2024, compared to $70 million for the three months ended March 31, 2023. The increase was primarily attributable to the growth in our business relative to the prior period.
Carried Interest Allocation Compensation
Compensation expenses related to carried interest allocation compensation were $84 million for the three months ended March 31, 2024, which represents a decrease of $4 million compared to the three months ended March 31, 2023. This is predominantly driven by lower relative valuation gains across certain of our funds compared to the three months ended March 31, 2023. The carried interest compensation expense associated with mature funds is fully recoverable from the Corporation. Carried interest compensation expense on new funds was $2 million on a net basis.
Other Expenses, net
Other expenses, net for the three months ended March 31, 2024 was $72 million compared to $22 million in the prior period. This activity primarily consists of mark-to-market movements on our investment in BSREP III and mark-to-market adjustments on put and call options to acquire an additional interest in Oaktree and Primary Wave in the future. The net loss in the current period increased primarily as a result of higher fair value losses in BSREP III relative to prior period and mark-to-market movement on put options associated with our interest in Oaktree.
Share of Income from Equity Accounted Investments
Our share of income from equity accounted investments was $80 million compared to $43 million in the prior period, or an increase of 86%. This is predominantly driven by increased earnings from our investment in Oaktree due to higher management fees earned and unrealized carried interest generated during the quarter.
Income Tax Expense
Income tax expense was $71 million for the three months ended March 31, 2024, which represents a decrease of $22 million compared to the three months ended March 31, 2023. This decrease was driven by lower taxable income relative to the prior period.
Net Loss Attributable to Preferred Share Redeemable Non-Controlling Interest
The asset management business recognizes carried interest generated and associated carried interest allocation expense on mature funds within our Condensed Consolidated Statement of Operations on a gross basis. As the net carried interest generated on

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mature funds is 100% attributable to the Corporation, this balance primarily represents the movement in carried interest, net of carried interest allocation expense and taxes on mature funds owing to the Corporation.
Net loss attributable to preferred redeemable non-controlling interest was $95 million for the three months ended March 31, 2024 primarily due to lower valuations in the first and second vintages of our real estate flagship funds.
Net Income Attributable to Non-Controlling Interest
Net income attributable to non-controlling interest was $27 million for the three months ended March 31, 2024. The asset management business recognizes carried interest income on new funds within our Condensed Consolidated Statement of Operations on a gross basis. On new funds, 33.3% of carried interest revenue is attributable to the Corporation, this balance is primarily the carried interest generated on new funds that is attributable to the Corporation and fluctuates depending on the mix of carried interest generated on new funds during the period.

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Balance Sheet Analysis
Condensed Consolidated Balance Sheets
The following table summarizes the Condensed Consolidated Balance Sheets of the Manager as at March 31, 2024 and December 31, 2023:

AS AT MARCH 31, AND DECEMBER 31, (MILLIONS, EXCEPT SHARE AMOUNTS)	2024	2023
Assets
Cash and cash equivalents	$9	$9
Due from affiliates	805	886
Other assets	77	40
Investment in Brookfield Asset Management ULC	2,314	2,270
Total assets	$3,205	$3,205

Liabilities
Accounts payable and accrued liabilities	$710	$859
Due to affiliates	268	261
Total liabilities	978	1,120
Equity
Common Stock:
Class A (unlimited authorized and 414,718,692 issued and 390,674,689 outstanding)	2,412	2,354
Class B (unlimited authorized and 21,280 issued and outstanding)	—	—
Class A held in treasury (24,044,003 shares)	(651)	(649)
Additional paid-in-capital	514	403
Retained deficit	(82)	(35)
Accumulated other comprehensive income	3	3
Total common equity	2,196	2,076
Non-controlling interest	31	9
Total equity	2,227	2,085
Total liabilities, non-controlling interest and equity	$3,205	$3,205
As at March 31, 2024 and December 31, 2023
As at March 31, 2024, the Manager’s total assets were $3.2 billion, consistent with the prior period. Total assets consist primarily of the 25% interest in the Asset Management Company and reimbursements due from affiliates related to long-term executive compensation programs of the Manager.
Due from affiliates decreased by $81 million from $886 million to $805 million, or 9%, primarily due to settlements of certain liability based awards for which the Manager was reimbursed.
Other assets increased from $40 million to $77 million due to the purchase of an option to acquire Brookfield Asset Management ULC’s shares for $37 million. These options track certain awards issued to employees of our asset management business and are exercised at the same time and at the same exercise price as the underlying awards.
The investment in Brookfield Asset Management ULC increased by $44 million, or 2% to $2.3 billion. This increase was primarily due to our share of income as well as the purchase of 1.3 million common shares of the asset management business in connection with the pending acquisition of American Equity Investment Life Holding Company ("AEL") by Brookfield Reinsurance. These common shares were then exchanged for preferred shares of a subsidiary within our asset management company related to the establishment of equity based compensation vehicles. These increases were partially offset by distributions during the quarter.
As at March 31, 2024, the Manager’s total liabilities were $978 million, a decrease of $142 million compared to December 31, 2023. The decrease was driven by lower accounts payable and accrued liabilities of $149 million predominantly from the

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settlement of certain liability based awards, partially offset by an increase in liability based awards due to mark-to-market movements.
As at March 31, 2024, the Manager's total equity was $2.2 billion, which increased by $142 million, or 7% compared to December 31, 2023 as net income earned, share issuances, and increases in additional paid-in-capital related to stock based compensation plans were partially offset by distributions in the quarter. Increases in share issuances were primarily due to the purchase of 1.3 million common shares of the asset management business in connection with the pending acquisition of AEL by Brookfield Reinsurance in exchange for the issuance of BAM Ltd. Class A shares.
Condensed Consolidated Balance Sheets
The following table is the BAM ULC Condensed Consolidated Balance Sheets as at March 31, 2024 and December 31, 2023:

AS AT MARCH 31, AND DECEMBER 31, (MILLIONS, EXCEPT SHARE AMOUNTS)	2024	2023
Assets
Cash and cash equivalents	$2,594	$2,667
Accounts receivable and other	548	588
Due from affiliates	2,378	2,504
Investments	7,359	7,522
Other assets	366	366
Deferred income tax assets	680	643
Total assets	$13,925	$14,290

Liabilities
Accounts payable and other	$1,555	$1,799
Due to affiliates	1,039	986
Deferred income tax liabilities	58	40
Total liabilities	2,652	2,825

Preferred shares redeemable non-controlling interest	2,258	2,166

Equity
Common shares (unlimited authorized and 1,635,372,936 issued and 1,630,594,636 outstanding)	9,015	9,014
Common shares held in treasury (4,778,300 shares)	(90)	—
Retained deficit	(362)	(178)
Accumulated other comprehensive income	166	168
Additional paid-in capital	67	122
Total common equity	8,796	9,126
Non-controlling interest	219	173
Total equity	9,015	9,299
Total liabilities, redeemable non-controlling interest and equity	$13,925	$14,290
As at March 31, 2024 and December 31, 2023
Assets
Total assets were $13.9 billion as at March 31, 2024, a decrease of $365 million or 3% compared to December 31, 2023, due to decreases in cash and cash equivalents, accounts receivable and other, and due from affiliates, partially offset by an increase in deferred income tax assets.

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Cash and Cash Equivalents
Cash and cash equivalents were $2.6 billion, a decrease of $73 million or 3% from December 31, 2023. This was due to the timing of the settlement of annual compensation awards, partially offset by the repayment of a bridge facility from an affiliate, and reimbursements of fund expenses. Of this balance, $2.3 billion is on deposit with the Corporation.
Accounts Receivable and Other
Accounts receivable and other of $548 million primarily consists of receivables from third parties and prepaid expenses. The decrease of $40 million or 7% from December 31, 2023 is largely driven by third party collections, partially offset by prepayments of stock based compensation costs to the Manager in accordance with the Asset Management Services Agreement.
Due from Affiliates
Due from affiliates of $2.4 billion primarily relates to management fees earned but not collected from our managed funds, receivables for expenses paid on behalf of certain of our funds, as well as reimbursements due from the Corporation for long-term compensation awards. The decrease of $126 million or 5% from December 31, 2023 was primarily the result of collections on management fees, fund carry and fund recharge receivables, collections on certain of our recharges with the Corporation, and repayments of interest bearing related party loans. These decreases were partially offset by management fees receivables on fee revenues earned from our funds during the period.
Investments
Investments are predominantly comprised of our approximately 16% limited partnership interest in BSREP III, an approximate 68% ownership interest in Oaktree and cumulative unrealized carried interest in our funds. The decrease from December 31, 2023 of $163 million or 2% was primarily the result of an unrealized carried interest allocation loss in our second real estate flagship fund, partially offset by income earned from our investment in Oaktree and other investments. The investment in BSREP III is fully attributable to the Corporation through their preferred shares redeemable non-controlling interest and does not impact net income attributable to common stockholders.
Liabilities
Total liabilities were $2.7 billion as at March 31, 2024, a decrease of $173 million or 6% compared to December 31, 2023.
Accounts Payable and Other
Accounts payable and other primarily consists of accrued bonus compensation, performance and cash settled share based compensation, and the mark-to-market of derivatives associated with put options on certain of our investments. The decrease of $244 million compared to December 31, 2023 reflects annual bonus payments and movements in the mark-to-market of put options to acquire additional interests in Oaktree and Primary Wave in the future.
Due to Affiliates
Due to affiliates of $1.0 billion reflects amounts owed to affiliates. The increase of $53 million or 5% relative to December 31, 2023 was the result of a general recharge from the Corporation and higher share based compensation owed to related parties, partially offset by payments on certain of our loans payable to related parties.
Preferred Shares Redeemable Non-Controlling Interest
Our asset management business recognizes carried interest generated and associated carried interest allocation expense on mature funds within our Condensed Consolidated Statement of Operations. As the net carried interest generated on mature funds is 100% attributable to the Corporation, this balance primarily represents the cumulative unrealized carried interest, net of carried interest allocation expense and taxes on mature funds owing to the Corporation.
Preferred shares redeemable non-controlling interest was $2.3 billion as at March 31, 2024, an increase of $92 million compared to $2.2 billion as at December 31, 2023. This increase was due to redeemable preferred share issuances to the Corporation and the Manager, partially offset by negative unrealized carried interest on mature funds during the quarter.
Non-Controlling Interest
Non-controlling interest was $219 million as at March 31, 2024, an increase of $46 million compared to $173 million as at December 31, 2023. This increase was primarily due to carried interest generated by new funds that is owed to the Corporation, non-controlling interests associated with our equity-settled share based compensation and other non-controlling interests associated with various entities within our asset management business.

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Cash Flow Statement Analysis
Review of Condensed Consolidated Statement of Cash Flows
The following table summarizes the changes in the Manager’s cash for the three months ended March 31, 2024 and 2023:

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	2024	2023
Operating activities	$145	$133
Investing activities	(38)	(41)
Financing activities	(107)	(81)
Change in cash and cash equivalents	$—	$11
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
For the three months ended March 31, 2024 and 2023
Operating Activities
During the three months ended March 31, 2024, the Manager's operating activities generated positive cashflows of $145 million primarily attributable to the share of income driven from its investment in the Asset Management Company. During the three months ended March 31, 2023, the Manager's operating cash inflows were $133 million. The increase from the prior period was primarily due to higher distributions received from our Asset Management Company, partially offset by higher interest expense on the revolving credit facility and changes in working capital.
Investing Activities
Net cash outflows from investing activities totaled $38 million during the three months ended March 31, 2024, and $41 million in the prior period. The activity in both periods primarily reflects the purchase of an option to acquire additional shares of the Asset Management Company.
Financing Activities
Net cash outflows from financing activities totaled $107 million, primarily attributed to the distributions paid to the Manager's shareholders. These outflows were partially offset by prepayments of certain share based compensation from the Asset Management Company. During the three months ended March 31, 2023, net cash outflows from financing activities totaled $81 million, primarily attributed to distributions paid to the Manager's shareholders and share repurchases, partially offset by draws on our revolving credit facility with the Asset Management Company and prepayments received for certain of our share based compensation programs.
Review of Condensed Consolidated Statement of Cash Flows
Refer to the following table that summarizes the Condensed Consolidated Statement of Cash Flows for our asset management business for the three months ended March 31, 2024 and 2023:

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	2024	2023
Operating activities	$516	$(41)
Investing activities	(6)	(100)
Financing activities	(580)	(252)
Change in cash and cash equivalents	$(70)	$(393)
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
For the three months ended March 31, 2024 and 2023
Operating Activities
During the three months ended March 31, 2024, the Company's operating activities generated positive cashflows of $516 million, compared to cash outflows of $41 million in the prior period. The change in operating cash flows compared to the prior period

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was primarily due to significant cash outflows in non-cash working capital in the prior period associated with movements in liability based compensation awards and other equity award transactions.
Investing Activities
Net cash outflows from investing activities totaled $6 million, compared to outflows of $100 million in the prior period. The prior period investing activity outflow was predominantly driven by the advances provided to the Manager on its credit facility.
Financing Activities
Net cash outflows from financing activities totaled $580 million, compared to outflows of $252 million in the prior period. The current period primarily consists of distributions to shareholders. The prior period outflows were primarily the result of distributions, partially offset by borrowings from related parties.

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Summary of Quarterly Results
Summary of Quarterly Results for the Manager
The quarterly variances in operating recoveries are due primarily to related party recharges to the Asset Management Company and the Corporation for executive compensation costs of the Manager and performance based compensation expense. The operating recoveries associated with our Deferred Share Unit ("DSU") and Restricted Share Unit ("RSU") plans, which are recorded at fair value, being the market value of the Class A shares of the Corporation and the Manager as at the period then ended, may fluctuate materially on a quarterly basis. These recharges are reimbursements by the Corporation and the Asset Management Company of costs incurred associated with these liability based awards in accordance with the Relationship Agreement and the Asset Management Services Agreement, respectively. Variances in net income relate primarily to our equity interest in the earnings of the Asset Management Company.
Our Condensed Consolidated Statement of Comprehensive Income for the six most recent quarters are as follows:

FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2024	2023				2022
	Q1	Q4	Q3	Q2	Q1	Q4
Operating recoveries	$144	$160	$38	$47	$138	$37
Net income	102	95	122	109	125	19
Earnings per share
– basic	0.26	0.24	0.31	0.28	0.31	0.05
– diluted	0.25	0.24	0.31	0.28	0.31	0.05
Over the last six quarters, the factors discussed below caused variations in revenues and net income on a quarterly basis:
•In the first quarter of 2024, operating recoveries decreased in comparison to the prior quarter primarily due to a decrease in amounts recoverable from related parties associated with share based compensation. This was partially offset by recoveries from related parties resulting from an increase in performance based compensation. The increase in net income in the quarter compared to the prior quarter is primarily a result of an increase in earnings of the Asset Management Company.
•In the fourth quarter of 2023, operating recoveries increased in comparison to the prior quarter primarily due to an increase in amounts recoverable from related parties associated with share based compensation, partially offset by a decrease in performance based compensation. The decrease in net income in the quarter compared to the prior quarter is primarily a result of a decrease in earnings of the Asset Management Company.
•In the third quarter of 2023, operating recoveries decreased in comparison to the prior quarter primarily due to a decrease in amounts recoverable from related parties associated with share and performance based compensation. The increase in net income in the quarter compared to the prior quarter is primarily a result of an increase in earnings of the Asset Management Company.
•In the second quarter of 2023, operating recoveries decreased in comparison to the prior quarter primarily due to a decrease in amounts recoverable from related parties associated with share and performance based compensation. The decrease in net income in the quarter compared to the prior quarter is primarily a result of a decrease in earnings of the Asset Management Company.
•In the first quarter of 2023, operating recoveries and net income increased as a result of a full quarter of recoveries from the Corporation and the Asset Management Company, as well as the equity pick-up of our interest in the Asset Management Company.
•In the fourth quarter of 2022, operating recoveries and net income reflect activity for the period from December 9, 2022 to December 31, 2022 as a result of timing of the Arrangement.

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Summary of Quarterly Results for BAM ULC
The quarterly variances in revenues over the past periods are due primarily to management fees earned from our funds, accrued carried interest, interest income earned on our deposit with the Corporation and related party recoveries for executive and performance based compensation expense. Management fees and accrued carried interest are dependent on fundraising and fund performance, and will fluctuate over time. Variances in net income are primarily attributable to the movements in revenue as well as movements in employee compensation and professional fees, and our share of income from equity method investments. Net income attributable to common stockholders reflects net income adjusted for the attribution of unrealized and realized carried interest net of cost associated with mature funds, as well as unrealized and realized carried interest owed to the Corporation on new funds.
Our Condensed Consolidated Statements of Operations for the eight most recent quarters are as follows:

FOR THE PERIODS ENDED (MILLIONS)	2024	2023				2022
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	$884	$1,130	$893	$985	$1,054	$1,117	$831	$924
Net income	373	531	510	580	516	613	695	834
Net income attributable to common stockholders	441	374	494	455	516	504	395	668
Over the last eight quarters, the factors discussed below caused variations in revenues and net income to stockholders on a quarterly basis:
•In the first quarter of 2024, revenues decreased relative to the prior quarter due to lower unrealized carried interest allocations on certain of our funds. This was partially offset by higher recoveries from related parties associated with share and performance based compensation. Net income decreased due to the aforementioned decreases in revenues and higher performance based compensation, partially offset by lower mark-to-market losses on our investment in BSREP III relative to the prior quarter and lower employee compensation related expenses. This activity, net of accrued carried interest attributable to our redeemable preferred shares and non-controlling interests, as well as BSREP III movements attributable to the Corporation, resulted in an increase to net income to stockholders relative to the prior quarter.
•In the fourth quarter of 2023, revenues increased relative to the prior quarter due to growth in base management and advisory fees, higher recoveries from related parties associated with share based compensation and an increase in unrealized carried interest generated as a result of higher returns on our long-term private funds. Net income decreased due to the aforementioned increases in revenues and an increase in our share of income from Oaktree, which were more than offset by mark-to-market losses on our investment in BSREP III and higher employee compensation related expenses. This activity, net of accrued carried interest attributable to our redeemable preferred shares and non-controlling interests, as well as BSREP III movements attributable to the Corporation, resulted in a decrease to net income to stockholders relative to the prior quarter.
•In the third quarter of 2023, revenues decreased relative to the prior quarter due to lower recoverables from related parties associated with share and performance based compensation, decreased unrealized carried interest generated as a result of lower returns on our long-term private funds, partially offset by higher market values of our perpetual funds. Net income decreased due to the aforementioned decreases in revenues as well as mark-to-market losses on our investment in BSREP III, partially offset by a decrease in employee compensation related expenses. This activity, net of accrued carried interest attributable to our redeemable preferred shares and non-controlling interests, as well as BSREP III movements attributable to the Corporation, resulted in an increase to net income to stockholders relative to the prior quarter.
•In the second quarter of 2023, revenues decreased relative to the prior quarter due to lower recoverables from related parties associated with share and performance based compensation and lower base management fees earned on our long-term private funds. Net income increased due to lower performance based compensation costs, mark-to-market gains on our investment in BSREP III and a decrease in employee compensation related expenses, partially offset by the aforementioned decreases in revenues. This activity, net of accrued carried interest attributable to our redeemable preferred shares and non-controlling interests, as well as BSREP III movements attributable to the Corporation, resulted in a decrease to net income to stockholders relative to the prior quarter.
•In the first quarter of 2023, revenues decreased relative to the prior quarter due to lower unrealized carry allocations as a result of lower returns on certain of our funds compared to the prior quarter, partially offset by higher recoverables from

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related parties associated with share and performance based compensation. Net income decreased due to the aforementioned decreases in revenues as well as by higher compensation costs as a result of annual salary increases. This increase was partially offset by higher earnings from our investment in Oaktree. This activity, net of accrued carried interest attributable to our redeemable preferred shares and non-controlling interests, as well as BSREP III movements attributable to the Corporation, resulted in an increase to net income to stockholders relative to the prior quarter.
•In the fourth quarter of 2022, revenues increased relative to the prior quarter due to strong growth in base management and advisory fees as a result of contributions from flagship fundraising and fees on co-investment capital. These increases were partially offset by lower market capitalizations of the perpetual affiliates and lower interest income as a result of the transfer of certain investments and loans of the asset management business to the Corporation as part of the Arrangement. In addition, increased unrealized carried interest allocations resulted from higher valuation gains recognized for our real estate long-term private funds. Net income decreased due to the aforementioned increases in revenues, which were more than offset by the deconsolidation of BSREP III as part of the Arrangement, higher performance based compensation expense on carried interest generated, and negative earnings pickup from our investment in Oaktree. This activity, net of accrued carried interest attributable to our redeemable preferred shares and non-controlling interests resulted in an increase to net income to stockholders relative to the prior quarter.
•In the third quarter of 2022, revenues decreased relative to the prior quarter due to decreased unrealized carried interest allocations as a result of lower returns on our second real estate flagship fund, partially offset by higher base management fees earned on our long-term private funds. Net income decreased due to the aforementioned decreases in revenues as well as higher compensation costs as a result of hiring investment professionals to support our flagship funds and expanding product offerings, and mark-to-market valuation losses on our investment in BSREP III. This activity, net of non-controlling interest in consolidated funds, resulted in a decrease to net income to BAM ULC relative to the prior quarter.
•In the second quarter of 2022, revenues increased relative to the prior quarter due to strong growth in base management and advisory fees as a result of contributions from flagship fundraising and new products and the higher market capitalizations of the perpetual affiliates, as well as increased unrealized carried interest allocations as a result of higher valuation gains recognized for our real-estate long-term private funds. Net income increased due to the aforementioned increases in revenues, partially offset by higher compensation costs as a result of annual salary increases and hiring investment professionals to support our flagship funds and expanding product offerings. This activity, net of non-controlling interest in consolidated funds, resulted in an increase to net income to BAM ULC relative to the prior quarter.

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PART 3
KEY FINANCIAL AND OPERATING MEASURES
The Manager and the Asset Management Company prepare their financial statements in conformity with U.S. GAAP. This MD&A discloses a number of non-GAAP financial and supplemental financial measures which are utilized in monitoring our asset management business, including for performance measurement, capital allocation and valuation purposes. The Manager believes that providing these performance measures is helpful to investors in assessing overall performance, as well as the performance of our asset management business. These non-GAAP financial measures should not be considered as the sole measure of the Manager’s or our asset management business’ performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in conformity with U.S. GAAP financial measures. These non-GAAP financial measures are not standardized financial measures and may not be comparable to similar financial measures used by other issuers. The asset management business includes the asset management activities of Oaktree, an equity accounted affiliate, in its key financial and operating measures for our asset management business. See Part 6 “Reconciliation of U.S. GAAP to Non-GAAP Measures”, in this MD&A.
Non-GAAP Measures
Fee Revenues
Fee Revenues is a key metric analyzed by management to determine the growth in recurring cash flows from our asset management business. Fee Revenues include base management fees, incentive distributions, performance fees and transaction fees. Fee Revenues exclude carried interest but include Fee Revenues earned by Oaktree. The most directly comparable measure of Fee Revenues disclosed in the financial statements is base management and advisory fees.
Fee-Related Earnings
Fee-Related Earnings is used to provide additional insight into the operating profitability of our asset management activities. Fee-Related Earnings are recurring in nature and not based on future realization events. Fee-Related Earnings is comprised of Fee Revenues less direct costs associated with earning those fees, which include employee compensation and professional fees as well as business related technology costs, and other shared services costs. The most directly comparable measure of Fee-Related Earnings disclosed in the primary financial statements is net income.
Distributable Earnings
Distributable Earnings used by the Manager provides insight into earnings that are available for distribution or to be reinvested by the Manager. Distributable Earnings of the Manager represent its share of Distributable Earnings from our asset management business less general and administrative expenses, but excluding equity-based compensation expenses, of the Manager. The most directly comparable measure disclosed in our primary financial statements for Distributable Earnings of the Manager is net income.
The Manager intends to pay out approximately 90% of its Distributable Earnings to shareholders quarterly and reinvest the balance back into the business. The asset management business intends to pay dividends to the Manager on a quarterly basis sufficient to ensure that the Manager can pay its intended dividend.
Distributable Earnings used by our asset management business provides insight into earnings that are available for distribution or to be reinvested by our asset management business. It is calculated as the sum of its Fee-Related Earnings, realized carried interest, returns from our corporate cash and financial assets, interest expense, cash taxes, and general and administrative expenses excluding equity-based compensation expenses and depreciation and amortization. The most directly comparable measure disclosed in the primary financial statements of our asset management business for Distributable Earnings is net income.

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Supplemental Financial Measures Utilized by Our Asset Management Business
Assets Under Management
AUM refers to the total fair value of assets managed, calculated as follows:
•Investments that Brookfield, which includes the Corporation, the asset management business, or their affiliates, either:
◦Consolidates for accounting purposes (generally, investments in respect of which Brookfield has a significant economic interest and unilaterally directs day-to-day operating, investing and financing activities), or
◦Does not consolidate for accounting purposes but over which Brookfield has significant influence by virtue of one or more attributes (e.g., being the largest investor in the investment, having the largest representation on the investment’s governance body, being the primary manager and/or operator of the investment, and/or having other significant influence attributes),
◦Are calculated at 100% of the total fair value of the investment taking into account its full capital structure — equity and debt — on a gross asset value basis, even if Brookfield does not own 100% of the investment, with the exception of investments held through our perpetual funds, which are calculated at its proportionate economic share of the investment’s net asset value.
•All other investments are calculated at Brookfield’s proportionate economic share of the total fair value of the investment taking into account its full capital structure — equity and debt — on a gross asset value basis.
Our methodology for determining AUM differs from the methodology that is employed by other alternative asset managers as well as the methodology for calculating regulatory AUM that is prescribed for certain regulatory filings (e.g., Form ADV and Form PF).
Fee-Bearing Capital
Fee-Bearing Capital represents the capital committed, pledged, or invested in our permanent capital vehicles, private funds and liquid strategies that we manage which entitles us to earn Fee Revenues. Fee-Bearing Capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts.
When reconciling period amounts, we utilize the following definitions:
•Inflows include capital commitments and contributions to our private and liquid strategies funds, and equity issuances from the permanent capital vehicles.
•Outflows represent distributions and redemptions of capital from within the liquid strategies capital.
•Distributions represent quarterly distributions from the permanent capital vehicles as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within our private funds.
•Market valuation includes gains (losses) on portfolio investments, the permanent capital vehicles and liquid strategies based on market prices.
•Other includes changes in net non-recourse leverage included in the determination of the permanent capital vehicle capitalizations and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.
Uncalled Fund Commitments
Total Uncalled Fund Commitments includes capital callable from fund investors, including funds outside of their investment period, for which capital is callable for follow-on investments.

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Fee-Bearing Capital Diversification
AS AT MAR 31. 2024 (BILLIONS)

By Fund Type	By Business Line

■	Long-term private funds
■	Permanent capital and perpetual strategies
■	Liquid strategies

■	Renewable power and transition
■	Infrastructure
■	Real estate
■	Private equity
■	Credit and other
Long-term Private Funds
As of March 31, 2024, we managed approximately $247 billion of Fee-Bearing Capital across a diverse range of long-term private funds that target opportunistic (20%+, gross), value-add (15%-16%, gross), core and core plus (9%-13%, gross) returns. These funds are generally closed-end and have a long duration, typically committed for 10 years with 2 one-year extension options.
On these products, we earn:
•Diversified and long-term base management fees, typically on committed capital or invested capital, depending on the nature of the fund and where the fund is in its life,
•Transaction and advisory fees on co-investment capital that we raise and deploy alongside our long-term private funds, which vary based on transaction agreements, and
•Carried interest or performance fees, which entitle us to a portion of overall fund profits, provided that investors receive a minimum prescribed preferred return. Carried interest is typically paid towards the end of the life of a fund after capital has been returned to investors and may be subject to “clawback” until all investments have been monetized and minimum investment returns are sufficiently assured. The Corporation is entitled to receive 33.3% of the carried interest on new sponsored funds of our asset management business and will retain all of the carried interest earned on our existing mature funds.
Permanent Capital and Perpetual Strategies
As of March 31, 2024, we managed approximately $148 billion of Fee-Bearing Capital across our permanent capital vehicles, perpetual core, and core plus private funds.
On these products, we earn:
•Long-term perpetual base management fees, which are based on the market capitalization or net asset value of our permanent capital vehicles and on the net asset value of our perpetual private funds.
•Stable incentive distribution fees from BEP and BIP, which are linked to the growth in cash distributions paid to investors above a predetermined hurdle. Both BEP and BIP have a long-standing track record of growing distributions annually within their target range of 5-9%.
•Performance fees from BBU are based on unit price performance above a prescribed high-water mark price, which are not subject to clawback, as well as carried interest on our perpetual private funds.
Liquid Strategies
As of March 31, 2024, we managed approximately $64 billion of Fee-Bearing Capital across our liquid strategies, which included capital that we manage on behalf of our publicly listed funds and separately managed accounts, with a focus on fixed income and equity securities across real estate, infrastructure, and natural resources.
On these products, we earn:
•Base management fees, which are based on committed capital or fund net asset value, and
•Performance income based on investment returns above a minimum prescribed return.

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PART 4
ANALYSIS OF KEY NON-GAAP FINANCIAL AND OPERATING MEASURES OF OUR ASSET MANAGEMENT BUSINESS
The following section contains a discussion and analysis of key financial and operating measures utilized in managing our asset management business, including for performance measurement, capital allocation, and valuation purposes. For further detail on our non-GAAP and performance measures, please refer to Part 3 “Key Financial and Operating Measures”, in this MD&A.
Distributable Earnings

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	2024	2023
Fee Revenues	$1,113	$1,080

Fee-Related Earnings[1]	552	547
Add back: equity-based compensation costs and other income[2]	48	53
Cash taxes	(53)	(37)
Distributable Earnings	$547	$563
1. Fee-Related Earnings include Oaktree’s Fee-Related Earnings at our approximate 68% ownership interest (March 31, 2023 - 64%).
2. This adjustment adds back equity-based compensation and other income associated with the Company's portion of partly owned subsidiaries’ investment income, realized carried interest, interest income received and charges paid on related party loans, and other income.
For the three months ended March 31, 2024
Fee-Related Earnings were $552 million for the three months ended March 31, 2024, an increase of $5 million or 1% compared to the prior period. This increase was primarily attributable to our fundraising and capital deployment efforts, partially offset by lower fees from our permanent capital vehicles due to a decline in their average market capitalization compared to the prior period and an increase in costs as we continue to scale our asset management business.
Distributable Earnings were $547 million for the three months ended March 31, 2024, a decrease of $16 million or 3% compared to the prior period. The decrease was primarily driven by an increase in cash taxes of $16 million due to higher Fee-Related Earnings which are subject to tax.
Fee-Bearing Capital
The following table summarizes Fee-Bearing Capital as at March 31, 2024 and December 31, 2023:

AS AT (MILLIONS)	Long-term private funds	Permanent capital and perpetual strategies	Liquid strategies	Total
Renewable power and transition	$30,009	$21,324	$—	$51,333
Infrastructure	46,240	47,035	—	93,275
Real estate	67,269	26,291	—	93,560
Private equity	33,010	7,274	—	40,284
Credit and other	70,500	45,923	63,750	180,173
March 31, 2024	$247,028	$147,847	$63,750	$458,625
December 31, 2023	$245,341	$148,719	$62,938	$456,998

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The changes in Fee-Bearing Capital are set out in the following table for the three months ended March 31, 2024:

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	Renewable power and transition	Infrastructure	Real estate	Private equity	Credit and other	Total
Balance, December 31, 2023	$52,363	$94,635	$93,444	$38,849	$177,707	$456,998
Inflows	2,346	706	1,589	674	8,097	13,412
Outflows	—	(11)	(88)	—	(2,652)	(2,751)
Distributions	(410)	(671)	(924)	(118)	(2,018)	(4,141)
Market valuation	(2,142)	(181)	(441)	1,188	1,057	(519)
Other	(824)	(1,203)	(20)	(309)	(2,018)	(4,374)
Change	(1,030)	(1,360)	116	1,435	2,466	1,627
Balance, March 31, 2024	$51,333	$93,275	$93,560	$40,284	$180,173	$458,625
Fee-Bearing Capital was $459 billion as at March 31, 2024 compared to $457 billion as at December 31, 2023. The increase of $1.6 billion was primarily attributable to inflows from fundraising and capital deployments across our strategies, including our fifth real estate flagship fund and the second vintage of our global transition fund. Inflows within our credit and other strategy were due to capital deployed within our closed-end funds, open-end funds and other investments in our Insurance Solutions channel. The overall increase of Fee-Bearing Capital was partially offset by distributions to our clients, the end of investment periods in certain of our funds and outflows due to redemptions within our liquid and perpetual strategies. In addition, market valuations decreased primarily due to the lower market capitalization of BEP and BIP, partially offset by higher market capitalization of BBU.
Fee Revenues and Fee-Related Earnings

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	2024	2023
Base management fees[1]	$1,005	$981
Incentive distributions	106	94
Transaction and advisory fees	2	5
Fee Revenues	1,113	1,080
Less: direct costs[1,2]	(533)	(504)
	580	576
Less: Fee-Related Earnings not attributable to the asset management business	(28)	(29)
Fee-Related Earnings	$552	$547
1.Base management fees and direct costs are presented on a 100% basis. Base management fees and direct costs for Oaktree totaled $318 million and $225 million, respectively, for the three months ended March 31, 2024 (2023 - $289 million and $201 million, respectively). Refer to Note 3 “Investments” of the Condensed Consolidated Financial Statements included elsewhere in this Form 6-K for additional disclosures related to Oaktree revenues, expenses, and net income.
2.Direct costs include compensation expense, other operating expenses and general, administrative, and other expenses and related Oaktree direct costs at 100%.
For the three months ended March 31, 2024
Fee Revenues for the three months ended March 31, 2024 were $1.1 billion, an increase of $33 million or 3% compared to the prior period. This increase was predominantly due to an increase in base management fees of $24 million or 2%, driven by fees earned from fundraising for our latest infrastructure, real estate and private equity flagship funds over the last twelve months. We earned incremental fees in our credit and other platform as a result of capital raised in our insurance channel and capital deployed across our Oaktree opportunistic credit and other fund strategies. The increase in base management fees was partially offset by lower fees from our listed permanent capital vehicles due to decreases in market capitalizations and the end of investment periods in certain of our older vintage funds.
Incentive distributions increased by $12 million or 13% as a result of an increase in BEP and BIP's quarterly dividend over the prior period of 5% and 6%, respectively.
Direct costs increased by $29 million or 6% from the prior period as we continue to scale our asset management business, partially offset by lower equity-based compensation.
Fee-Related Earnings increased by $5 million or 1%, primarily attributable to the aforementioned increase in Fee Revenues, partially offset by increased direct costs.

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PART 5
INVESTMENT STRATEGY RESULTS
In each of our product categories, we invest globally in various investment strategies, each benefiting from strong secular tailwinds that provide an expanding multi-trillion dollar investable universe. Our investment strategies are (a) renewable power and transition, (b) infrastructure, (c) real estate, (d) private equity, and (e) credit and other.
The following tables summarize Fee-Bearing Capital and Fee Revenues by investment strategy:
Fee-Bearing Capital

AS AT MARCH 31, AND DECEMBER 31, (MILLIONS)	2024	2023
Renewable power and transition	$51,333	$52,363
Infrastructure	93,275	94,635
Real estate	93,560	93,444
Private equity	40,284	38,849
Credit and other	180,173	177,707
Total Fee-Bearing Capital	$458,625	$456,998
Fee Revenues

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	2024	2023
Renewable power and transition	$148	$151
Infrastructure	296	291
Real estate	233	236
Private equity	114	117
Credit and other	322	285
Total Fee Revenues	$1,113	$1,080

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Renewable Power and Transition
Summary of Key Financial and Operating Measures
The following charts provide the Fee-Bearing Capital of our renewable power and transition investment strategy as at March 31, 2024, and December 31, 2023, and Fee Revenues for the three months ended March 31, 2024 and 2023.
Fee-Bearing Capital                          Fee Revenues
AS AT MAR 31, 2024 AND DEC 31, 2023 (BILLIONS)                   FOR THE THREE MONTHS ENDED MAR 31 (MILLIONS)

■ Long-term Private Funds
■ Permanent Capital Vehicles and Perpetual Strategies

■ Long-term Private Funds
■ Permanent Capital Vehicles and Perpetual Strategies
The following provides explanations of significant movements in Fee-Bearing Capital for the current period.
Fee-Bearing Capital

AS AT MARCH 31, AND DECEMBER 31, (MILLIONS)	2024	2023
Long-term private funds	$30,009	$29,663
Permanent capital and perpetual strategies	21,324	22,700
Total Fee-Bearing Capital	$51,333	$52,363

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	2024	2023
Balance, beginning of period	$52,363	$46,412
Inflows	2,346	890
Distributions	(410)	(541)
Market valuation	(2,142)	3,965
Other	(824)	(16)
Change	(1,030)	4,298
Balance, end of period	$51,333	$50,710
For the three months ended March 31, 2024
During the three months ended March 31, 2024, Fee-Bearing Capital decreased by $1.0 billion or 2% to $51 billion. This decrease was driven by lower market capitalization of BEP due to the decrease in its share price during the quarter as well as distributions to BEP's unit holders and limited partners of our long-term private funds. Additionally, the end of the investment period in one of our earlier vintage funds also contributed to the decrease in Fee-Bearing Capital. This was partially offset by inflows attributable to fundraising for the second vintage of our global transition fund, capital deployments across our fund strategies, as well as inflows from BEP's issuance of medium term and perpetual green subordinated notes in the quarter.

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Fee Revenues

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	2024	2023
Management and advisory fees
Long-term private funds
Flagship funds	$64	$58
Co-investment and other funds	1	4
	65	62
Perpetual strategies
BEP[1]	46	57
Co-investment and other funds	3	1
	49	58
Catch-up fees	1	1
Transaction and advisory fees	—	2
Total management and advisory fees	115	123
Incentive distributions	33	28
Total Fee Revenues	$148	$151
1.BEP Fee-Bearing Capital as at March 31, 2024 is $20.6 billion (December 31, 2023 - $22.1 billion)
For the three months ended March 31, 2024
Fee Revenues decreased by $3 million, or 2% for the three months ended March 31, 2024 relative to the three months ended March 31, 2023. Fees from our perpetual strategy decreased $9 million predominantly due to lower fees earned from BEP resulting from a decrease in its average market capitalization relative to the prior period. This decrease was partially offset by higher fees earned from our long-term private funds of $3 million relative to the prior period due to an increase in fees earned on the second vintage of our global transition fund, which completed its first close during the period. In addition, incentive distributions from BEP increased by $5 million due to a 5% increase in distributions compared to the prior period.

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Infrastructure
Summary of Key Financial and Operating Measures
The following charts provide the Fee-Bearing Capital of our Infrastructure investment strategy as at March 31, 2024, and December 31, 2023, and Fee Revenues for the three months ended March 31, 2024 and 2023.
Fee-Bearing Capital                         Fee Revenues
AS AT MAR 31, 2024 AND DEC 31, 2023 (BILLIONS)                  FOR THE THREE MONTHS ENDED MAR 31 (MILLIONS)

■ Long-term Private Funds
■ Permanent Capital Vehicles and Perpetual Strategies

■ Long-term Private Funds
■ Permanent Capital Vehicles and Perpetual Strategies
The following provides explanations of significant movements in Fee-Bearing Capital for the current period.
Fee-Bearing Capital

AS AT MARCH 31, AND DECEMBER 31, (MILLIONS)	2024	2023
Long-term private funds	$46,240	$47,345
Permanent capital and perpetual strategies	47,035	47,290
Total Fee-Bearing Capital	$93,275	$94,635

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	2024	2023
Balance, beginning of period	$94,635	$82,752
Inflows	706	3,944
Outflows	(11)	(6)
Distributions	(671)	(849)
Market valuation	(181)	2,460
Other	(1,203)	1,381
Change	(1,360)	6,930
Balance, end of period	$93,275	$89,682
For the three months ended March 31, 2024
During the three months ended March 31, 2024, Fee-Bearing Capital decreased by $1.4 billion or 1% to $93 billion. This decrease was predominantly due to the end of the investment period of our fourth flagship fund and distributions paid to BIP unitholders. Distributions were also paid to limited partners in our long-term private funds and perpetual strategies. In addition, BIP experienced depreciation in market capitalization as a result of a decrease in share price during the quarter. These decreases were partially offset by fundraising for co-investments alongside our fifth flagship fund as well as capital deployed and valuation increases across our perpetual strategies, specifically BII and BSIP.

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Fee Revenues

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	2024	2023
Management and advisory fees
Long-term private funds
Flagship funds	$93	$90
Co-investment and other funds	3	4
	96	94
Perpetual strategies
BIP[1]	94	100
Co-investment and other funds	31	24
	125	124
Catch-up fees	—	5
Transaction and advisory fees	2	2
Total management and advisory fees	223	225
Incentive distributions	73	66
Total Fee Revenues	$296	$291
1.BIP Fee-Bearing Capital as at March 31, 2024 is $30.2 billion (December 31, 2023 - $31.2 billion).
For the three months ended March 31, 2024
Fee Revenues increased by $5 million or 2% for the three months ended March 31, 2024 relative to the three months ended March 31, 2023. Fees from our long-term private funds increased by $2 million primarily due to a full quarter of fees earned on our fifth flagship fund, partially offset by returns of capital in earlier vintages of our flagship series. Fee Revenues from our perpetual strategies increased by $1 million, driven by capital raised and deployed by BSIP and BII, partially offset by lower fees earned from BIP due to a lower average market capitalization compared to the prior period. In addition, incentive distributions increased by $7 million due to a 6% increase in BIP's quarterly dividend. These increases were partially offset by a decrease in catch-up fees of $5 million due to follow on closes for our fifth flagship fund in the prior period.

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Real Estate
Summary of Key Financial and Operating Measures
The following charts provide the Fee-Bearing Capital for our Real Estate investment strategy as at March 31, 2024, and December 31, 2023, and Fee Revenues for the three months ended March 31, 2024 and 2023.
Fee-Bearing Capital                         Fee Revenues
AS AT MAR 31, 2024 AND DEC 31, 2023 (BILLIONS)                   FOR THE THREE MONTHS ENDED MAR 31 (MILLIONS)

■ Long-term Private Funds
■ Permanent Capital Vehicles and Perpetual Strategies

■ Long-term Private Funds
■ Permanent Capital Vehicles and Perpetual Strategies
The following provides explanations of significant movements in Fee-Bearing Capital for the current period.
Fee-Bearing Capital

AS AT MARCH 31, AND DECEMBER 31, (MILLIONS)	2024	2023
Long-term private funds	$67,269	$66,038
Permanent capital and perpetual strategies	26,291	27,406
Total Fee-Bearing Capital	$93,560	$93,444

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	2024	2023
Balance, beginning of period	$93,444	$95,633
Inflows	1,589	632
Outflows	(88)	(41)
Distributions	(924)	(1,837)
Market valuation	(441)	(1,863)
Other	(20)	(2,355)
Change	116	(5,464)
Balance, end of period	$93,560	$90,169
For the three months ended March 31, 2024
During the three months ended March 31, 2024, Fee-Bearing Capital remained consistent at $94 billion predominantly due to inflows attributable to fundraising within our fifth flagship fund, follow-on investments in our third flagship fund, and additional closes and capital deployed across various other fund strategies. These increases were partially offset by distributions from our permanent and perpetual strategies, flagship, and other private funds. Additionally, our permanent capital vehicles and perpetual strategies decreased due to a net decline in market valuations.

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Fee Revenues

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	2024	2023
Management and advisory fees
Long-term private funds
Flagship funds	$111	$97
Co-investment and other funds	54	61
	165	158
Perpetual strategies
BPG[1]	45	50
Co-investment and other funds	20	27
	65	77
Catch-up fees	3	1
Total management and advisory fees	233	236
Total Fee Revenues	$233	$236
1.BPG Fee-Bearing Capital as at March 31, 2024 is $17.1 billion (December 31, 2023 - $17.9 billion).
For the three months ended March 31, 2024
During the three months ended March 31, 2024, Fee Revenues decreased by $3 million or 1% primarily from the decrease in fees earned by our perpetual vehicle due to the decrease in Fee-Bearing Capital of BPG, as well as lower net asset values in our other perpetual strategies. These decreases were partially offset by fees earned from our long-term private funds, driven by fundraising for our fifth flagship fund.

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Private Equity
Summary of Key Financial and Operating Measures
The following charts provide the Fee-Bearing Capital of our Private Equity investment strategy as at March 31, 2024, and December 31, 2023, and Fee Revenues for the three months ended March 31, 2024 and 2023.
Fee-Bearing Capital                         Fee Revenues
AS AT MAR 31, 2024 AND DEC 31, 2023 (BILLIONS)                   FOR THE THREE MONTHS ENDED MAR 31 (MILLIONS)

■ Long-term Private Funds
■ Permanent Capital Vehicles and Perpetual Strategies

■ Long-term Private Funds
■ Permanent Capital Vehicles and Perpetual Strategies
The following provides explanations of significant movements in Fee-Bearing Capital for the current period.
Fee-Bearing Capital

AS AT MARCH 31, AND DECEMBER 31, (MILLIONS)	2024	2023
Long-term private funds	$33,010	$33,249
Permanent capital and perpetual strategies	7,274	5,600
Total Fee-Bearing Capital	$40,284	$38,849

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	2024	2023
Balance, beginning of period	$38,849	$39,316
Inflows	674	1,477
Outflows	—	—
Distributions	(118)	(105)
Market valuation	1,188	(291)
Other	(309)	(925)
Change	1,435	156
Balance, end of period	$40,284	$39,472
For the three months ended March 31, 2024
During the three months ended March 31, 2024, Fee-Bearing Capital increased by $1.4 billion or 4% to $40 billion. The increase was driven by our permanent capital vehicles and perpetual strategies, particularly BBU which benefitted from a higher market capitalization as a result of an increase in its share price. Additionally, our Fee-Bearing Capital benefitted from capital deployments in our complementary strategies. This was partially offset by the end of the investment period in certain of our complementary strategies.

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Fee Revenues

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	2024	2023
Management and advisory fees
Long-term private funds
Flagship funds	$40	$42
Other long-term funds	46	45
Co-investment and other funds	2	3
	88	90
Perpetual strategies
BBU[1]	23	23
	23	23
Catch-up fees	3	3
Transaction and advisory fees	—	1
Total management and advisory fees	114	117
Total Fee Revenues	$114	$117
1.BBU Fee-Bearing Capital as at March 31, 2024 was $7.3 billion (December 31, 2023 - $5.6 billion).
For the three months ended March 31, 2024
Fee Revenues decreased by $3 million or 3% for the three months ended March 31, 2024 relative to the three months ended March 31, 2023. This decrease was primarily due to the end of the investment period for our fifth flagship fund, partially offset by capital raised for our sixth flagship fund. Fee revenues for our perpetual strategies were consistent with the prior period.

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Credit and Other
Summary of Key Financial and Operating Measures
The following charts provide the Fee-Bearing Capital of our credit and other investment strategy as at March 31, 2024, and December 31, 2023, and Fee Revenues for the three months ended March 31, 2024 and 2023.

Fee-Bearing Capital                         Fee Revenues
AS AT MAR 31, 2024 AND DEC 31, 2023 (BILLIONS)                   FOR THE THREE MONTHS ENDED MAR 31 (MILLIONS)

■ Long-term Private Funds
■ Perpetual Strategies
■ Liquid Strategies

■ Long-term Private Funds
■ Perpetual Strategies
■ Liquid Strategies

The following provides explanations of significant movements in Fee-Bearing Capital for the current period.
Fee-Bearing Capital

AS AT MARCH 31, AND DECEMBER 31, (MILLIONS)	2024	2023
Long-term private funds	$70,500	$69,046
Permanent capital and perpetual strategies	45,923	45,723
Liquid strategies	63,750	62,938
Total Fee-Bearing Capital	$180,173	$177,707

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	2024	2023
Balance, beginning of period	$177,707	$153,750
Inflows	8,097	11,137
Outflows	(2,652)	(4,705)
Distributions	(2,018)	(1,494)
Market valuation	1,057	2,285
Other	(2,018)	655
Change	2,466	7,878
Balance, end of period	$180,173	$161,628
For the three months ended March 31, 2024
During the three months ended March 31, 2024, Fee-Bearing Capital increased by $2.5 billion or 1% to $180 billion, due to growth across our long-term private funds and liquid strategies. The increase was due to inflows driven by funds generated by our Insurance Solutions channel as well as capital deployed in Oaktree credit, infrastructure debt, and special investment funds, and positive market valuations and inflows within liquid credit. These increases were partially offset by redemptions in our liquid and perpetual strategies and returns of capital within our infrastructure and real estate debt strategies.

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Fee Revenues

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	2024	2023
Management and advisory fees
Long-term private funds	$188	$163
Permanent and perpetual strategies	77	62
Liquid strategies[1]	57	60
Total Fee Revenues	$322	$285
1.Represents open-end funds within our credit strategies, and Oaktree's investment in a fixed income manager, as well as in publicly listed securities.
For the three months ended March 31, 2024
Fee Revenues increased by $37 million or 13% for the three months ended March 31, 2024 relative to the three months ended March 31, 2023. The increase was attributable to incremental fees earned on our long-term private funds and perpetual strategies. Fees from our long-term private funds increased due to deployments across our credit flagship and other debt funds. In addition, fees from perpetual strategies increased by $15 million as a result of higher Fee-Bearing Capital driven by valuation increases and capital deployed across these strategies. These increases were partially offset by a $3 million decrease in our liquid strategies due to redemptions.

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PART 6
RECONCILIATION OF U.S. GAAP TO NON-GAAP MEASURES
Reconciliations of Distributable Earnings, Fee-Related Earnings and Fee Revenues to the most directly comparable financial measures calculated and presented in conformity with U.S. GAAP are presented below. In addition to net income and revenue, management assesses the performance of its business based on these non-GAAP financial measures. These non-GAAP financial measures should be considered in addition to, and not as a substitute for or superior to, net income or other financial measures presented in conformity with U.S. GAAP.
Reconciliation of Net Income to Fee-Related Earnings and Distributable Earnings
The following presents a reconciliation of net income to Fee-Related Earnings and Distributable Earnings for the three months presented for the asset management business.

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	2024	2023
Net Income	$373	$516
Add or subtract the following:
Provision for taxes(a)	71	93
Depreciation, amortization and other(b)	4	4
Carried interest allocations(c)	123	(59)
Carried interest allocation compensation(c)	84	88
Other income and expenses(d)	72	22
Interest expense paid to related parties(e)	4	—
Interest and dividend revenue(e)	(47)	(43)
Other revenues(f)	(172)	(161)
Share of income from equity accounted investments(g)	(80)	(43)
Fee-related earnings of partly owned subsidiaries at our share(g)	71	56
Compensation costs recovered from affiliates(h)	44	74
Fee Revenues from BSREP III & other(i)	5	—
Fee-Related Earnings	$552	$547
Cash taxes(j)	(53)	(37)
Equity-based compensation expense and other(k)	48	53
Distributable Earnings	$547	$563

(a)This adjustment removes the impact of income tax provisions on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over the long-term due to the substantial deferred tax assets of our asset management business.
(b)This adjustment removes the depreciation and amortization on property, plant and equipment and intangible assets, which are non-cash in nature and therefore excluded from Fee-Related Earnings.
(c)These adjustments remove the impact of both unrealized and realized carried interest allocations and the associated compensation expense. Unrealized carried interest allocations and associated compensation expense are non-cash in nature. Carried interest allocations and associated compensation costs are included in Distributable Earnings once realized.
(d)This adjustment removes other income and expenses associated with non-cash fair value changes.
(e)This adjustment removes interest and charges paid or received from related party loans.
(f)This adjustment adds back other revenues earned that are non-cash in nature.
(g)These adjustments remove our share of partly owned subsidiaries' earnings, including items (a) to (e) above and include its share of partly owned subsidiaries' Fee-Related Earnings.
(h)This item adds back compensation costs that will be borne by affiliates and are non-cash in nature.
(i)This adjustment adds base management fees earned from funds that are eliminated upon consolidation and other items.
(j)Represents the impact of cash taxes paid by the business.
(k)This adjustment adds back equity-based compensation and other income associated with the Company's portion of partly owned subsidiaries’ investment income, realized carried interest, interest income received and charges paid on related party loans, and other income.

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Reconciliation of Revenues to Fee Revenues
The following presents our reconciliation of management fee revenues to Fee Revenues for the three months presented.

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	2024	2023
Total management fee revenues	$786	$791
Fee Revenues from equity-accounted investments (a)	329	289
BSREP III Fees & other(b)	(2)	—
Fee Revenues	$1,113	$1,080
(a)This adjustment adds management fees at 100% ownership.
(b)This adjustment involves base management fees earned from BSREP III and other funds that are eliminated upon consolidation as prior to the Arrangement we consolidated both the entities which earned these base management fees and BSREP III in the Condensed Consolidated financial statements.

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PART 7
LIQUIDITY AND CAPITAL RESOURCES
Liquidity
The Manager undertakes limited activities, primarily receiving dividends from our asset management business as its main source of income and, in turn, making distributions to shareholders in accordance with its dividend policy. It employs a limited number of resources which provide services to our asset management business and for whom associated costs are largely reimbursed. Additional liquidity is available through a credit facility that is provided by our asset management business.
Manager Credit Facility with the Asset Management Business
On November 8, 2022, the Asset Management Company, as lender, established a five-year revolving credit facility with the Manager for the amount of $500 million. This is available in U.S. and Canadian dollars, where U.S. dollar borrowings are subject to the U.S. Base Rate or SOFR plus a margin of 165 basis points, and Canadian Dollar borrowings are subject to the Canadian Prime Rate or Canadian dollar bankers' acceptance rate (“CDOR”) plus a margin of 165 basis points. As at March 31, 2024, the Manager has drawn $259 million from this credit facility.
Our Asset Management Business Liquidity
Our asset management business maintains sufficient liquidity at all times enabling it to participate in opportunities as they arise, withstand sudden adverse changes in economic conditions, and sustain distributions to the Manager and the Corporation. Its primary sources of liquidity, which we refer to as core liquidity, consist of cash and financial assets, as well as the undrawn portion of the credit facility with the Corporation.
As at March 31, 2024, core liquidity for our asset management business is $2.7 billion, consisting of $2.6 billion of cash and financial assets, of which $2.3 billion was on deposit with the Corporation. Additionally, the asset management business has a $300 million revolving credit facility established on November 8, 2022, with the Corporation as lender. The facility is available in U.S. and Canadian dollars, where U.S. dollar borrowings are subject to the U.S. Base Rate or SOFR plus a margin of 165 basis points, while Canadian Dollar borrowings are subject to the Canadian Prime Rate or CDOR plus a margin of 165 basis points. This liquidity is readily available for use without any material tax consequences and can be deployed to support our asset management business in funding strategic transactions as well as seeding new investment products. As at March 31, 2024 the Asset Management Company has drawn $202 million from this credit facility.
The following table presents deployable capital of our asset management business:

	Company		Group(a)
AS AT (MILLIONS)	March 31,	December 31,	March 31,	December 31,
	2024	2023	2024	2023
Cash and financial assets	$2,594	$2,667	$28,900	$29,042
Undrawn committed credit facility	98	103	4,986	5,764
Core liquidity	2,692	2,770	33,886	34,806
Uncalled private fund commitments	—	—	84,557	85,658
Total deployable capital	$2,692	$2,770	$118,443	$120,464
(a) Group deployable capital consists of: (1) core liquidity (cash, financial assets, and undrawn credit facilities) of the Company and the perpetual affiliates, and (2) uncalled private fund commitments, which are third-party commitments available for drawdown in the private funds of our asset management business.

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Uncalled Fund Commitments
The following presents our Uncalled Fund Commitments as of March 31, 2024 by period and December 31, 2023:

AS AT MARCH 31 (MILLIONS)	2024	2025	2026	2027	2028 +	Total 2024	Dec. 2023
Renewable power and transition	$64	$117	$—	$—	$15,913	$16,094	$17,129
Infrastructure	44	190	—	—	11,552	11,786	14,264
Real estate	302	538	1,678	—	13,417	15,935	22,507
Private equity	66	471	—	56	7,940	8,533	8,788
Credit and other	1,090	415	1,624	1,064	28,016	32,209	22,970
	$1,566	$1,731	$3,302	$1,120	$76,838	$84,557	$85,658
Approximately $50 billion of the Uncalled Fund Commitments are currently not earning fees, but will become fee-bearing once the capital is invested. Once invested, we expect these commitments will earn approximately $500 million of additional Fee Revenues.
Capital Resources
Clawback Obligations
Performance allocations are subject to clawback to the extent that the performance allocations received to date with respect to a fund exceed the amount due to our asset management business based on cumulative results of that fund. The amounts and nature of our clawback obligations are described in Note 2 “Summary of Significant Accounting Policies” of the Condensed Consolidated Financial Statements of the Asset Management Company as at March 31, 2024, and December 31, 2023 and for the three months ended March 31, 2024 and March 31, 2023.
Capital Requirements
Certain U.S. and non-U.S. entities of the Manager are subject to various investment advisor and other financial regulatory rules and requirements that may include minimum net capital requirements. These requirements have been met for the three months ended December 31, 2023.
Exposures to Financial Instruments
As discussed elsewhere in this MD&A, we utilize various financial instruments in our business to manage risk and make better use of our capital. The fair values of these instruments that are reflected on our balance sheets are disclosed in Note 5 "Fair Value Measurements of Financial Instruments" to our Condensed Consolidated Financial Statements of the Asset Management Company as at March 31, 2024, and December 31, 2023 and for the three months ended March 31, 2024 and March 31, 2023.
Off-Balance Sheet Arrangements
The Manager may from time to time enter into guarantees given in respect of co-investments in which there is carried interest. The amount guaranteed is up to the carry amount paid to the General Partner, net of taxes. No known amounts are currently due or owed under these guarantees.
Related Party Transactions
The Manager and our asset management business entered into a number of related party transactions with the Corporation and other affiliates. See Note 10 "Related Party Transactions" of the Condensed Consolidated Financial Statements of the Asset Management Company and Note 7 "Related Party Transactions" of the Condensed Consolidated Financial Statements of the Manager as at March 31, 2024, and December 31, 2023 and for the three months ended March 31, 2024 and 2023.
Recent Developments
On April 8, 2024, the Company acquired an additional 4.5% interest in Oaktree. The Asset Management company paid cash consideration of $331 million, of which $57 million was provided by the Corporation for its interest in preferred shares redeemable non-controlling interest. The net purchase price to the Company was $274 million. This increased the Company's ownership interest from approximately 68% to approximately 73%.

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On May 2, 2024, Brookfield Reinsurance ("BNRE") acquired all the remaining outstanding common stock of American Equity Investment Life Holding Company (“AEL”). As part of the agreement, each AEL shareholder received $55.00 per AEL share, consisting of $38.85 in cash and 0.49707 of a Class A Share of the Manager.
BNRE, the Corporation and the Manager entered into a share purchase agreement in connection with this transaction pursuant to which the Corporation facilitated the delivery of Class A Shares of the Manager as consideration.
As a result of this transaction, the Manager’s public float increased by approximately 29 million Class A common shares, or approximately 7%, and the Manager’s interest in the Asset Management Company increased from approximately 25% to approximately 27%. The impact of this transaction was not dilutive to the shareholders of the Manager or the Asset Management Company. The Manager does not have any ownership interest in AEL following the completion of the transaction.
The completion of this transaction is expected to add approximately $50 billion to Fee-Bearing Capital and generate approximately $125 million of fee revenues on an annual basis.
On May 6, 2024, the Asset Management Company agreed to acquire an interest in Castlelake L.P. for total cash consideration of approximately $450 million. This interest includes a 51% interest in their Fee-Related Earnings, an interest in a portion of their performance based income, and various general partner stakes in Castlelake funds.

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PART 8
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Accounting Policies, Estimates and Judgements of the Manager
The Manager prepares condensed consolidated financial statements in conformity with U.S. GAAP. The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported. Management believes that estimates utilized in the preparation of the condensed consolidated financial statements are presented fairly, in all material respects. Such estimates include those used in the valuation of investments and the measurement of deferred tax balances (including valuation allowances) and the determination of control or significant influence. Actual results could differ from those estimates and such differences could be material. The Manager believes the following critical accounting policies could potentially produce materially different results of the Manager, if underlying assumptions, estimates and/or judgments were to be changed. For a full description of accounting policies, see Note 2 “Summary of Significant Accounting Policies” of the Condensed Consolidated Financial Statements of the Manager as at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and 2023.
Estimates and Judgements of the Manager
Management is required to make critical judgements and estimates when applying its accounting policies.
There have been no changes in accounting policies since the publication of our annual report. For further information on accounting policies, including new and revised standards see our accounting policies contained in Note 2 of the 2023 audited consolidated financial statements.
Assessments and Changes in Internal Control over Financial Reporting
No change in our internal control over financial reporting occurred during the quarter ended March 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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PART 9
BUSINESS ENVIRONMENT AND RISK DISCLOSURES
Quantitative and Qualitative Risk Disclosures
The Manager has limited activities and operations. The Manager’s exposure to market, foreign currency, interest rate and credit risk is driven by its equity interest in our asset management business. There have been no material changes to the company’s financial risk exposure or risk management activities since December 31, 2023. Please refer to Part 9 of the December 31, 2023 MD&A for a detailed description of the Manager’s financial risk exposure and risk management activities.
Market Risk
The primary market risk exposure of our asset management business relates to its role as an asset manager of the publicly listed permanent capital vehicles and the sensitivity of base management fees earned from these affiliates due to movements in their underlying trading price. Specifically, with respect to the market risk related to base management fees earned based on the market capitalization of BEP, BIP and BBU.
Foreign Currency Risk
We have very limited exposure to foreign currency risk as a majority of our private funds are denominated in USD. This means that a majority of the base management fees and carried interest that we earn are paid in USD, irrespective of the local currency of our underlying investment base.
Interest Rate Risk
The Manager has interest rate exposure through balances held with affiliates and does not hold debt or term deposits with third parties. The Manager incurs interest expense on its revolving credit facility borrowings with the Asset Management Company. Interest expense on this balance is at a variable rate of interest.
The Asset Management Company has interest rate exposure through balances held with affiliates and does not hold debt or term deposits with third parties. BAM ULC earns interest income on its deposit balance with the Corporation and as the lender on the revolving credit facility it extends to the Manager. The Asset Management Company incurs interest expense on its revolving credit facility borrowings with the Corporation.
Credit Risk
Investors in our private funds make capital commitments to these vehicles via subscription agreements. When a private fund makes an investment, these capital commitments are then satisfied by our investors via capital contributions as prescribed under these subscription agreements. Investors in our private funds may default on their capital commitment obligations, which could have an adverse impact on our earnings or result in other negative implications to our businesses such as the requirement to deploy our own capital to cover such obligations. This impact would be magnified if the investor that does so is in multiple funds. Given the diversity and creditworthiness of our over 2,300 clients, including some of the world’s largest institutional investors, sovereign wealth funds and pension plans, we are of the view that there is not a material credit risk present in our asset management business.

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GLOSSARY OF TERMS
Unless otherwise specified, information provided in this Management's Discussion and Analysis (this “MD&A”) is as of March 31, 2024. Unless the context requires otherwise, when used in this MD&A, the terms “we”, “us”, “our” means our asset management business and the Manager, individually or collectively, where applicable, and the term “Corporation” means Brookfield Corporation and its subsidiaries (including the perpetual affiliates (as defined below)) other than the Asset Management Company (as defined below) and its subsidiaries and does not, for greater certainty, include the Manager, Brookfield Reinsurance (as defined below) or Oaktree and their affiliates. The term "Brookfield" means the Corporation, the Manager and the Asset Management Company, collectively. A full listing of the glossary of terms can be found in the Manager's 2023 annual report.
Unless the context suggests otherwise, references to:
•“Arrangement” means the court approved plan of arrangement of the Corporation as a result of which (i) the shareholders of the Corporation, while retaining their shares of the Corporation, became shareholders of the Manager, which acquired a 25% interest in our asset management business through common shares of the Asset Management Company, and (ii) the Corporation changed its name from “Brookfield Asset Management Inc.” to “Brookfield Corporation”;
•“Asset Management Company” means Brookfield Asset Management ULC;
•“Asset Management Services Agreement” means the agreement dated November 8, 2022 between the Manager and the Asset Management Company to govern the provision of services by the Manager’s employees to the Asset Management Company on a cost recovery basis under a perpetual agreement, as further described in Note 1 “Organization” of the Condensed Consolidated Financial Statements of the Manager;
•“Assets Under Management” or “AUM” has the meaning ascribed thereto under Part 3 “Key Financial and Operating Measures”;
•“BBU” means Brookfield Business Partners L.P., together with its subsidiaries including its paired corporation, Brookfield Business Corporation;
•“BEP” means Brookfield Renewable Partners L.P., together with its subsidiaries including its paired corporation, Brookfield Renewable Corporation;
•“BIP” means Brookfield Infrastructure Partners L.P., together with its subsidiaries including its paired corporation, Brookfield Infrastructure Corporation;
•“BPG” means Brookfield Property Group, including BPY and the Corporation’s wholly owned real estate directly held entities;
•“BPY” means Brookfield Property Partners L.P., together with its subsidiaries;
•“Brookfield Reinsurance” means Brookfield Reinsurance Ltd. (formerly known as Brookfield Asset Management Reinsurance Partners Ltd.);
•“Class A Shares” means the class A limited voting shares in the capital of the Manager;
•“Class B Shares” means the class B limited voting shares in the capital of the Manager;
•“Corporation” means Brookfield Corporation and its subsidiaries (including the perpetual affiliates) other than the Asset Management Company and its subsidiaries and does not, for greater certainty, include the Manager, Brookfield Reinsurance or Oaktree and their subsidiaries;
•“Distributable Earnings” is intended to represent the earnings available for distribution to shareholders or to be reinvested by the Manager or the Asset Management Company, as applicable. Distributable Earnings of the Manager represent its share of Distributable Earnings from the Asset Management Company less general and administrative expenses, but excluding equity-based compensation costs, of the Manager. Distributable Earnings of the Asset Management Company is calculated as the sum of its Fee-Related Earnings, realized carried interest, realized principal investments, interest expense, and general and administrative expenses; excluding equity-based compensation costs and depreciation and amortization. For a discussion of the Manager’s and our asset management business’ calculation of Distributable Earnings, see Part 3 “Key Financial and Operating Measures”;

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•“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system at www.sec.gov;
•“Fee-Bearing Capital” has the meaning ascribed thereto under Part 3 “Key Financial and Operating Measures”;
•“Fee Revenues” has the meaning ascribed thereto under Part 3 “Key Financial and Operating Measures”;
•“managed assets” means the businesses, operations and other assets managed by the Corporation prior to completion of the Arrangement and to be managed by the Manager and our asset management business following completion of the Arrangement;
•“Manager” means Brookfield Asset Management Ltd. and its consolidated subsidiaries;
•“Manager Credit Facility” means the credit agreement dated November 8, 2022 between the Manager and the Asset Management Company, pursuant to which the Asset Management Company has provided a five-year revolving $500 million credit facility to the Manager, as further described under Part 7 “Liquidity and Capital Resources”;
•“mature fund” means manager funds which were already significantly deployed upon completion of the Arrangement;
•“MSOP” means the 2022 Management Share Option Plan of the Manager adopted on December 9, 2022;
•“new sponsored fund” or “new fund” means all manager funds launched on or after the date of the Arrangement;
•“NYSE” means the New York Stock Exchange;
•“Oaktree” means Oaktree Capital Management, L.P., together with its affiliates, Oaktree Capital II, L.P. General ("OCM II General"), Oaktree Capital II, L.P. Manager ("OCM II Manager"), Oaktree Capital II, L.P New Fund ("OCM II New Fund"), Oaktree AIF Investments, L.P., Oaktree Capital Management (Cayman) L.P. and Oaktree Investment Holdings, L.P. and their consolidated subsidiaries;
•“our asset management business” means the global alternative asset management business previously carried on by the Corporation and its subsidiaries, which, following completion of the Arrangement, is owned approximately 75% by the Corporation and approximately 25% by the Manager through their ownership of common shares of the Asset Management Company;
•“parent” means Brookfield Corporation, unless otherwise indicated;
•“perpetual affiliates” means BEP, BIP, BBU and BPY;
•“Relationship Agreement” means the agreement dated November 8, 2022 among the Corporation, the Manager and the Asset Management Company to govern aspects of their relationship following the Arrangement, as further described under Note 1 “Organization” of the Condensed Consolidated Financial Statements of the Manager;
•“SEC” means the United States Securities and Exchange Commission;
•“SEDAR+” means the System for Electronic Data Analysis and Retrieval + at www.sedarplus.ca;
•“SOFR” means the Secured Overnight Financing Rate published by the Federal Reserve Bank of New York (or a successor administrator);
•“Transitional Services Agreement” means the agreement dated November 8, 2022 among the Corporation, the Manager and the Asset Management Company described under Note 1 “Organization” of the Condensed Consolidated Financial Statements of the Manager;
•“TSX” means the Toronto Stock Exchange;
•“U.K.” or “United Kingdom” means the United Kingdom of Great Britain and Northern Ireland.
•“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder;
•“U.S. GAAP” means the accounting principles generally accepted in the United States; and
•“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

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BROOKFIELD ASSET MANAGEMENT LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AS AT MARCH 31, 2024 AND DECEMBER 31, 2023 AND FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

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BROOKFIELD ASSET MANAGEMENT LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

AS AT MARCH 31, AND DECEMBER 31, (MILLIONS, EXCEPT SHARE AMOUNTS)	2024	2023
Assets
Cash and cash equivalents	$9	$9
Due from affiliates	805	886
Other assets	77	40
Investment in Brookfield Asset Management ULC	2,314	2,270
Total assets	$3,205	$3,205

Liabilities
Accounts payable and accrued liabilities	$710	$859
Due to affiliates	268	261
Total liabilities	978	1,120

Commitment and contingencies

Equity
Common Stock:
Class A (unlimited authorized and 414,718,692 issued and 390,674,689 outstanding)	2,412	2,354
Class B (unlimited authorized and 21,280 issued and outstanding)	—	—
Class A held in treasury (24,044,003 shares)	(651)	(649)
Additional paid-in-capital	514	403
Retained deficit	(82)	(35)
Accumulated other comprehensive income	3	3
Total common equity	2,196	2,076
Non-controlling interest	31	9
Total equity	2,227	2,085
Total liabilities, non-controlling interest and equity	$3,205	$3,205

59

BROOKFIELD ASSET MANAGEMENT LTD.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2024	2023
Operating recoveries	$144	$138

Expenses
Compensation and benefits	(79)	(84)
Other operating expense	(2)	(1)
Carried interest allocation compensation
Realized	(24)	—
Unrealized	(42)	(56)
Total carried interest allocation compensation	(66)	(56)
Interest expense	(5)	(1)
Total expenses	(152)	(142)
Share of income from Brookfield Asset Management ULC	110	129
Net income	$102	$125

Comprehensive income:
Net income	$102	$125
Other comprehensive income:
Share of other comprehensive income from Brookfield Asset Management ULC	—	—
Other comprehensive income	—	—
Comprehensive income	$102	$125

Earnings per share
Basic	$0.26	$0.31
Diluted	$0.25	$0.31

Weighted-average shares
Basic	389.6	392.6
Diluted	398.1	397.3

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BROOKFIELD ASSET MANAGEMENT LTD.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

AS AT (MILLIONS, EXCEPT SHARE AMOUNTS)	Shares of Brookfield Asset Management Ltd.		Brookfield Asset Management Ltd.
	Class A common stock	Class B common stock	Common stock	Treasury stock	Additional paid-in-capital	Retained deficit	Accumulated other comprehensive income	Non-controlling interest	Total equity
Balance at December 31, 2023	388,733,466	21,280	$2,354	$(649)	$403	$(35)	$3	$9	$2,085
Net income	—	—	—	—	—	102	—	—	102
Share subscriptions	1,692,439	—	58	—	(2)	—	—	—	56
Acquisition of treasury shares, net	248,784	—	—	(2)	—	—	—	—	(2)
Contributions	—	—	—	—	113	—	—	22	135
Distributions	—	—	—	—	—	(149)	—	—	(149)
Balance at March 31, 2024	390,674,689	21,280	$2,412	$(651)	$514	$(82)	$3	$31	$2,227

AS AT (MILLIONS, EXCEPT SHARE AMOUNTS)	Shares of Brookfield Asset Management Ltd.		Brookfield Asset Management Ltd.
	Class A common stock	Class B common stock	Common stock	Treasury stock	Additional paid-in-capital	Retained earnings	Accumulated other comprehensive income	Non-controlling interest	Total equity
Balance at December 31, 2022	396,154,728	21,280	$2,410	$(330)	$278	$19	$—	$—	$2,377
Net income	—	—	—	—	—	125	—	—	125
Share subscriptions	225,150	—	1	—	(1)	—	—	—	—
Acquisition of treasury shares, net	(3,970,377)	—	—	(152)	—	—	—	—	(152)
Contributions	—	—	—	—	97	—	—	9	106
Distributions	—	—	—	—	—	(127)	—	—	(127)
Balance at March 31, 2023	392,409,501	21,280	$2,411	$(482)	$374	$17	$—	$9	$2,329

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BROOKFIELD ASSET MANAGEMENT LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	2024	2023
Operating activities
Net income	$102	$125
Non-cash adjustments:
Share of income from Brookfield Asset Management ULC, net of dividends received	45	3
Stock based equity awards	2	2
Other expense (income), net	—	(12)
Other working capital and non-cash operating items	(4)	15
	145	133
Investing activities
Purchase of other assets	(38)	(41)
	(38)	(41)
Financing activities
Distributions paid to common stockholders	(149)	(127)
Prepayment from affiliates	37	103
Share subscriptions (repurchases)	2	(152)
Change in due to affiliates	3	95
	(107)	(81)
Cash and cash equivalents
Change in cash and cash equivalents	—	11
Balance, beginning of period	9	1
Balance, end of period	$9	$12

Supplemental cash flow disclosures
Other working capital and non-cash operating items
Accounts payable and other	$(166)	$92
Due from affiliates	155	(93)
Due to affiliates	4	16
Other non-cash operating items	3	—
	(4)	15

Interest paid	5	1

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BROOKFIELD ASSET MANAGEMENT LTD.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1.    ORGANIZATION
Brookfield Asset Management Ltd. (the “Manager”), through its investment in Brookfield Asset Management ULC (“asset management business” or the “Company”) is an alternative asset manager. The Manager is listed on the New York and Toronto stock exchanges under the symbol BAM. The Manager was incorporated on July 4, 2022 and its head office is located at Suite 100, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3 and its registered office is located at 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia V6E 4N7.
On December 9, 2022, Brookfield Corporation (the "Corporation") completed the spin-off of Brookfield Asset Management ULC (the "Arrangement"). The Manager was incorporated for the purpose of holding a 25% interest in Brookfield Asset Management ULC and to facilitate the Arrangement. As part of the Arrangement, the Corporation contributed certain indirect wholly owned asset management subsidiaries to Brookfield Asset Management ULC. The contribution of these entities was considered a common control transaction and was measured at historical cost. Further, the Corporation contributed a 25% interest of Brookfield Asset Management ULC to the Manager, and in exchange, the Manager issued securities of the Manager to the Corporation’s shareholders at that time on a pro-rata basis.
The Manager entered into several agreements and arrangements resulting from the Arrangement, among which include:
•The Asset Management Services Agreement (the "AMSA") under which the Manager provides the services of its employees and its Chief Executive Officer to Brookfield Asset Management ULC which pays the Manager for the services of these individuals on a cost recovery basis. Most of the Manager's employees/executives spend their time discharging their duties as officers and employees of the Manager and towards responsibilities related to Brookfield Asset Management ULC which include investment, corporate and other services. In addition, at the request of Brookfield Asset Management ULC, the Manager may provide options and long term incentive awards to its employees, which will be reimbursed under this agreement. See discussion of the accounting for this agreement in the Operating Recoveries accounting policy in Note 2;
•The Transitional Services Agreement (the "TSA") pursuant to which (i) Brookfield Asset Management ULC will provide the Corporation and the Manager, on a transitional basis, certain services to support day-to-day corporate activities (including services relating to finance, treasury, accounting, legal and regulatory, marketing, communications, human resources, internal audit, information technology), and (ii) the Corporation will provide, on a transitional basis, certain services to Brookfield Asset Management ULC to facilitate the orderly transfer of the asset management business. See discussion of the accounting for this agreement in the Related Parties accounting policy in Note 2; and
•The Relationship Agreement under which certain employee share-based and performance-based compensation costs are recovered from the Corporation. See discussion of the accounting for this agreement in the Operating Recoveries accounting policy in Note 2.
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying unaudited Condensed Consolidated Financial Statements of the Manager have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and are presented in U.S. Dollars. The Condensed Consolidated Financial Statements, including these notes, are unaudited and exclude some of the disclosures required in annual financial statements. Management believes it has made all necessary adjustments (consisting of only normal recurring items) so that the Condensed Consolidated Financial Statements are presented fairly and that estimates made in preparing its Condensed Consolidated Financial Statements are reasonable. The operating results presented for interim periods are not necessarily indicative of the results that may be expected for any other interim period or for the entire year. These Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements included in the Manager's annual report for the year ended December 31, 2023.
The preparation of the Condensed Consolidated Financial Statements in accordance with U.S. GAAP requires management to make estimates that affect the amounts reported in the Condensed Consolidated Financial Statements and accompanying notes. Management believes that estimates utilized in the preparation of the Condensed Consolidated Financial Statements are reasonable. Such estimates include those used in the valuation of investments and the accounting for share-based and performance-based compensation. Actual results may differ from those estimates and such differences may be material.

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Certain of the comparative figures have been reclassified to conform to the Condensed Consolidated Financial Statement presentation adopted in the current year.
Consolidation
The Manager consolidates all entities that it controls through a majority voting interest and all variable interest entities (“VIE”) for which it is the primary beneficiary. An enterprise is determined to be the primary beneficiary of a VIE if it holds a controlling financial interest. A controlling financial interest is defined as (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The Manager determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a VIE and upon events warranting reconsideration. In determining whether the Manager is the primary beneficiary, the company evaluates its control rights as well as economic interests in the entity held either directly or indirectly by the company. Investments and redemptions (either by the Manager, affiliates of the company or third parties) and amendments to governing documents could affect an entity’s status as a VIE or the determination of the primary beneficiary, and management will re-evaluate its assessment as or when such events occur. As at March 31, 2024, the Manager is not the primary beneficiary of any VIE.
All intercompany balances and transactions have been eliminated on consolidation.
Cash and Cash Equivalents
Cash and cash equivalents represent cash on hand and cash held in banks. Interest income from cash and cash equivalents is recorded in the Condensed Consolidated Statement of Comprehensive Income.
Equity Method Investments
Investments in which the Manager is deemed to exert significant influence, but does not have a controlling financial interest are accounted for using the equity method of accounting. The Manager has significant influence over Brookfield Asset Management ULC and therefore accounts for its investment under the equity method.
The carrying value of equity method investments is determined based on amounts invested by the Company, adjusted for the share of earnings or losses of the investee allocated based on the relevant agreements, less distributions received. Under the equity method of accounting, the Manager's share of earnings from equity investments is included in the share of income from equity method investments in the Condensed Consolidated Statement of Comprehensive Income. The Manager evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable.
Refer to Note 3 for further details of the Manager's equity method investments.
Operating Recoveries
Operating Recoveries arise from the AMSA between the Manager and Brookfield Asset Management ULC and the Relationship Agreement between the Manager, Brookfield Asset Management ULC and the Corporation.
Under the AMSA, recoveries are recognized on a cost recovery basis such that neither party receives financial gain nor suffers financial loss. Income generated under the AMSA relating to these services is recognized as Operating Recoveries in the Condensed Consolidated Statement of Comprehensive Income on a gross basis as and when the services are performed by the Manager.
Under the Relationship Agreement, certain employee share-based and performance-based compensation costs are recovered from the Corporation. Income generated under the Relationship Agreement relating to these awards is recognized as Operating Recoveries in the Condensed Consolidated Statement of Comprehensive Income on a gross basis.
Certain liabilities classified as share-based awards covered by the AMSA and the Relationship Agreement are required to be revalued at each balance sheet date. As a result, where the revaluation results in an increase in the share-based award liability, the Corporation and Brookfield Asset Management ULC will reimburse the Manager while conversely, where the revaluation results in a decrease in the share-based award liability, the Manager will be responsible for refunding the difference to the Corporation and Brookfield Asset Management ULC.
Under the TSA, the Manager is responsible for the costs of transitional services provided by Brookfield Asset Management ULC and the Corporation. Such costs are recognized as Operating Recoveries in the Condensed Consolidated Statement of Comprehensive Income when services are performed.

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To the extent that Brookfield Asset Management ULC makes payments to the Manager under the AMSA for share-based awards before they vest, such prepayments are recognized by the Manager as deferred income included in Accounts payable and accrued liabilities on the Condensed Consolidated Balance Sheets.
Compensation and Benefits
Compensation consists of (a) salary and bonus, and benefits paid and payable to employees and (b) share-based compensation associated with the grants of share-based awards to employees of the Manager. Compensation costs relating to the issuance of share-based awards to senior management and employees of the Manager is accounted for in accordance with ASC 718, Compensation - Stock Compensation, which measures the equity-classified awards at fair value on the grant date and expenses the awards over the vesting period. Cash settled share-based awards and awards settled in a variable number of shares for a fixed monetary amount are classified as liabilities and are remeasured at the end of each reporting period, with forfeitures recognized as they occur.
In the normal course of business, the Manager issues share-based compensation awards to employees of Brookfield Asset Management ULC. Such awards are accounted for as awards issued to employees of equity method investees under ASC 323 Investments – Equity Method and Joint Ventures. As the awards vest, the Manager recognizes the entire cost of the awards as an expense included in share of income from equity method investments, as no proportionate funding by the other investors occurs and the Manager does not receive any increase in its relative ownership percentage of Brookfield Asset Management ULC. However, the cost associated with the Manager’s ownership interest is recognized when the Manager recognizes its share of Brookfield Asset Management ULC’s earnings. Brookfield Asset Management ULC reimburses the Manager for such awards, which the Manager recognizes as income included in share of income from equity method investments in the same period as the associated cost of the awards. As such, this arrangement with Brookfield Asset Management ULC has no net impact on the Manager’s Condensed Consolidated Statement of Comprehensive Income. To the extent that Brookfield Asset Management ULC reimburses the Manager for such awards before they vest, the Manager recognizes the reimbursement in additional paid-in capital.
Refer to Note 5 for further details of the Manager's share-based compensation.
Carried Interest Compensation Expense
Carried interest is performance-based compensation associated with realized or unrealized carried interest earned on the performance of investments on a fund-by-fund basis. Employees of the Manager earn carried interest compensation which is subject to both positive and negative adjustments and recoverable from Brookfield Asset Management ULC and the Corporation under the terms of the ASMA and the Relationship Agreement.
Related Parties
In the normal course of operations, the Manager enters into various transactions on market terms with related parties, including amounts in Due from/to affiliates. The Manager and its subsidiaries may also transact with entities that share a common parent. Amounts owed to and by equity method investments are not eliminated on consolidation. See Note 7 for further detail.
Dividends
Dividends are reflected in the Condensed Consolidated Financial Statements when declared.
Earnings per Share
The Manager uses the two class method to calculate basic and diluted net income per share. Earnings for each period are allocated to participating securities based on the contractual participation rights of the security to share in the current earnings as if all current period earnings had been distributed. Undistributed losses are not allocated to participating securities that do not have a contractual obligation to share in losses.
Diluted net income per share reflects the impact of dilutive instruments, which are generally determined using the treasury stock method. For potentially dilutive instruments that are also participating securities, the treasury stock method or the two-class method, whichever, produces the more diluted result, is used to determine diluted net income per share.
Other Assets
Other assets include options to acquire shares of the Company. The Manager has elected the measurement alternative for equity investments without readily determinable fair values to be measured at cost minus accumulated impairment, if any. The carrying amount of these investments as of March 31, 2024 was $77 million. For the three months ended March 31, 2024, there has been no downward or upward adjustments made to the carrying amount of these investments due to impairment or observable price changes in orderly transactions for identical or similar investment of the same issuer.

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3.    INVESTMENTS
The Manager has a variable interest in the Company, an unconsolidated VIE. It has been determined that the Manager is not the primary beneficiary mainly due to its lack of power to unilaterally make decisions about the activities that most significantly impact the VIE’s returns. The Manager accounts for its interest in Brookfield Asset Management ULC using the equity method of accounting as it has significant influence from its 25% equity interest and its ability to appoint two of four directors on the VIE’s board.
The summarized financial information and results of the Manager’s equity method investment in Brookfield Asset Management ULC are outlined in the tables below:

AS AT MARCH 31, AND DECEMBER 31, (MILLIONS)	2024	2023
Cash	$2,594	$2,667
Investments	7,359	7,522
Assets	13,925	14,290
Liabilities	2,652	2,825
Preferred shares redeemable non-controlling interest	2,258	2,166
Equity	9,015	9,299
As of March 31, 2024, the carrying value of the equity method investment was equal to the Manager’s interest in the Company’s underlying net assets.

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	2024	2023
Revenues	$884	$1,054
Expenses	(448)	(466)
Net income	373	516
Net loss attributable to preferred shares redeemable non-controlling interest	95	19
Net (income) attributable to non-controlling interest	(27)	(19)
Net income attributable to the common stockholders	441	516
For the three months ended March 31, 2024 and 2023, the Manager’s share of net income from the Company was $110 million and $129 million, respectively. For the three months ended March 31, 2024 and 2023, the Manager received cash distributions from the Company of $155 million and $132 million, respectively.
The assets and liabilities recognized in the Manager’s Condensed Consolidated Balance Sheet as of March 31, 2024 and December 31, 2023, related to its maximum exposure to the loss of the Company as an unconsolidated VIE, are as follows:

AS AT MARCH 31, AND DECEMBER 31, (MILLIONS)	2024	2023
Investments	$2,314	$2,270
Due from affiliates	188	394
VIE related assets	2,502	2,664
Accounts payable	710	859
Due to affiliates	261	256
Maximum exposure to loss	$3,473	$3,779
The Manager has not provided financial or other support to the Company during the periods presented above.
During the period ended March 31, 2024, in advance of Brookfield Reinsurance completing the acquisition of American Equity Investment Life Holding Company ("AEL"), the Manager issued 1,300,000 Class A common shares for $52 million to the Corporation in exchange for additional shares in the Asset Management Company. In addition, the Manager contributed 1,198,422 common shares of the Asset Management Company to a subsidiary of the Asset Management Company and received 1,824,590 of class A preferred shares of a subsidiary of the asset management business. The value of the preferred shares of $46 million has been recorded as part of the investment by the Manager in the Asset Management Company.

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4.    INCOME TAXES
The Manager’s Canadian statutory income tax rate has remained consistent at 27% during the three months ended March 31, 2024 and 2023.
As of March 31, 2024 and December 31, 2023, the Manager did not have any material unrecognized tax benefits related to uncertain tax positions. The Manager files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the company is subject to examination by Canadian and foreign tax authorities. As of March 31, 2024, no tax returns were currently under examination.
5.    SHARE-BASED COMPENSATION
The Manager, the Asset Management Company, and the Corporation have granted share-based compensation awards to certain employees and directors of the Manager, under a number of compensation plans (the “Equity Plans”). The Equity Plans provide for the granting of share options, restricted shares, escrowed shares and deferred share and restricted share units which contain certain service or performance requirements of the Manager or the Corporation.
During the three months ended March 31, 2024, the Manager granted 6.1 million (2023 - 7.9 million) stock options at a weighted average exercise price of $40.07 (2023 - $35.13). The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term (2023 - 7.5 year term), 29.2% volatility (2023 - 28.5%), a weighted average expected dividend yield of 4.8% annually (2023 - 4.6%), a risk-free rate of 4.2% (2023 - 3.9%) and a liquidity discount of 25% (2023 - 25%), with a fair value of $6.12 per unit (2023 - $5.26). The total fair value of the options granted was $37.5 million (2023 - $41.3 million).
During the three months ended March 31, 2024 the Manager granted no escrowed shares. In the prior period, the manager granted 4.8 million escrowed shares at a weighted average exercise price of $35.13. The compensation expense for the period ended March 31, 2023, was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 28.5% volatility, a weighted average expected dividend yield of 4.6% annually, a risk-free rate of 3.9% and a liquidity discount of 25%, with a fair value of $5.26 per unit. The total fair value of the escrowed shares granted was $25.2 million.
The expenses of the share-based compensation are recognized on the financial statements of the Manager and are summarized in the following table:

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	2024	2023
Expense arising from equity classified share-based payment transactions:
Management Share Option Plan	$4	$3
Escrowed Stock Plan	11	5
Restricted Stock Plan	1	1
	$16	$9

Expense arising from liability classified share-based payment transactions:
Deferred Share Unit Plan	$22	$16
Restricted Share Unit Plan	5	6
	$27	$22
Management Share Option Plan
The Manager recognizes any awards associated with the existing Equity Plans for its employees irrespective of whether the awards were granted by the Corporation or the Manager. Options issued under the Management Share Option Plan (“MSOP”) of both the Corporation and the Manager vest over a period of up to five years, expire ten years after the grant date and are settled through issuance of Class A shares of the Corporation or the Manager. The exercise price is equal to the market price at the grant date.
For the three months ended March 31, 2024 and 2023, the total expense incurred by the Manager with respect to MSOP totaled $4 million and $3 million, respectively.

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Escrowed Stock Plan
The Escrowed Stock ("ES") shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than ten years from the grant date, all outstanding ES shares will be exchanged for Class A shares issued by the Corporation or the Manager based on the market value of the respective Class A shares at the time of the exchange. The number of Class A shares issued on exchange will be less than the Class A shares purchased under the ES Plan resulting in a net reduction in the number of Class A shares issued by the Manager.
For the three months ended March 31, 2024 and 2023, the total expense incurred with respect to the ES Plan totaled $11 million and $5 million, respectively.
Restricted Stock Plan
The Restricted Stock Plan awards executives with Class A shares of the Corporation and the Manager purchased on the open market (“Restricted Shares”). Under the Restricted Stock Plan, Restricted Shares awarded vest over a period of up to five years, except for Restricted Shares awarded in lieu of a cash bonus, which may vest immediately. Vested and unvested Restricted Shares are subject to a hold period of up to five years. Holders of Restricted Shares are entitled to vote Restricted Shares and to receive associated dividends. Employee compensation expense for the Restricted Stock Plan is charged against income over the vesting period.
Compensation expense recognized for the three months ended March 31, 2024 and 2023 was $1 million and $1 million, respectively.
Deferred Share Unit Plan
The Deferred Share Unit ("DSU") Plan provides for the issuance of DSUs. Under the plan, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs. The DSUs vest over periods of up to five years, and accumulate additional DSUs at the same rate as dividends on Class A shares of the Corporation and the Manager based on the market value of the Class A shares of the Manager at the time of the dividend. Participants may convert vested DSUs into cash upon retirement or cessation of employment.
The value of these DSUs, when converted to cash, will be equivalent to the market value of the Class A shares of the Corporation and the Manager at the time the conversion takes place. The fair value of the vested DSUs as at March 31, 2024 was $355 million (December 31, 2023 – $336 million).
Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. As these awards are classified as liabilities, the amount payable in respect of vested DSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change. For awards issued as part of the Arrangement, the mark-to-market movement in the awards is recoverable from the Asset Management Company. For the three months ended March 31, 2024 and 2023, employee compensation expense totaled $22 million and $16 million, respectively, due to a change in the underlying share price.
Restricted Share Unit Plan
The Restricted Share Unit ("RSU") Plan provides for the issuance of RSUs. Under the plan, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of RSUs. The RSUs vest over periods of up to five years. Participants may convert vested RSUs into cash upon retirement or cessation of employment.
The value of the RSUs, when converted into cash, will be equivalent to the difference between the market price of equivalent number of Class A shares of the Corporation or the Manager at the time the conversion takes place and the market price on the date the RSUs are granted. Employee compensation expense for these plans is charged against income over the vesting period of the RSUs. As these awards are liability classified, the amount payable in respect of vested RSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change. For awards issued as part of the Arrangement, the mark-to-market movement in the awards is recoverable from the Asset Management Company.
During the period ended March 31, 2024 the RSU Plan was settled and all participating Manager employees and directors received a cash settlement equal to the liability at the date of settlement. As the RSU Plan was a plan of the Corporation, all costs associated with settlement were reimbursed by the Corporation. As the RSUs have been settled, the fair value is $nil as at March 31, 2024 (December 31, 2023 – $195 million).

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For the three months ended March 31, 2024 and 2023, employee compensation expense totaled $5 million and $6 million, respectively, due to the change in the underlying share price.
6.    EARNINGS PER SHARE
Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. The Manager applies the two-class method in calculating earnings per share for each of its two classes of shares and participating securities, based on their pro-rata share of earnings. Class A shares held under the ES Plans in one or more private wholly owned subsidiaries of the Manager are classified as treasury shares and have been excluded from the calculation of earnings per share. The Manager has certain dilutive securities relating to outstanding restricted stock and options held by employees and non-employees and have been reflected accordingly in diluted earnings per share figures. Basic and diluted net income per share of common stock for the three months ended March 31, 2024 and 2023 was calculated as follows:

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	2024		2023
	Class A Shares	Class B Shares	Class A Shares	Class B Shares
Numerator
Net income	$101	$—	$125	$—
Denominator
Weighted average of common stock outstanding - basic	389.6	—	392.6	—
Dilutive effect of conversion of options and escrowed shares using treasury stock method	8.5	—	4.7	—
Weighted average of common stock outstanding - diluted	398.1	—	397.3	—
Net Income per Share
Earnings per share - basic	$0.26	$0.26	$0.31	$0.31
Earnings per share - diluted	$0.25	$0.26	$0.31	$0.31
The following weighted average potentially dilutive securities were evaluated under the treasury stock method for potentially dilutive effects and have been excluded in the above computation of diluted net income per share attributable to common shareholders for the period presented due to their anti-dilutive effect:

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	2024	2023
Management stock options of the Manager	2.7	4.9
Escrow shares of the Manager	4.9	2.5
Restricted shares of the Manager	—	1.2
Total	7.6	8.6
7.    RELATED PARTY TRANSACTIONS
In the normal course of business, the Manager enters into transactions with related parties by recovering or bearing the cost of certain employee compensation with the Corporation and Brookfield Asset Management ULC and by borrowing on its $500 million credit facility with Brookfield Asset Management ULC to fund short-term capital requirements.
Under the AMSA, the Manager provides the services of its employees and its Chief Executive Officer to Brookfield Asset Management ULC on a cost recovery basis. For the three months ended March 31, 2024, under this arrangement the Manager has recognized $47 million (2023 - $51 million) in Operating Recoveries. In addition, for the three months ended March 31, 2024, the Manager recovered $5 million (2023 - $5 million) in unrealized carried interest compensation expense from the asset management business.
As outlined in the Relationship Agreement, the Corporation is responsible for the share based awards issued by the Corporation, some of which are subject to revaluation at each balance sheet date and will also bear the cost of the employee entitlement to carried interest on mature funds either directly or indirectly through reimbursement to the Company. For the three months ended March 31, 2024, the Manager has recognized Operating Recoveries of $94 million (2023 - $82 million).
Under the TSA, Brookfield Asset Management ULC will provide the Corporation and the Manager certain services to support day-to-day corporate activities on a transitional basis. For services provided to the Manager, costs are recorded on a gross basis in the Consolidated Statement of Comprehensive Income. For the three months ended March 31, 2024, the Manager has recognized less than $1 million (2023 - $nil) in the Consolidated Statement of Comprehensive Income under this arrangement.

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For the three months ended March 31, 2024, the Manager received from Brookfield Asset Management ULC prepayments under the AMSA for share-based compensation of $15 million (2023 - $15 million), which represent deferred income and has been included in Accounts payable and accrued liabilities. For the three months ended March 31, 2024 the Manager received from Brookfield Asset Management ULC advanced reimbursements for Manager share-based awards issued to employees of Brookfield Asset Management ULC of $79 million (2023 - $88 million), which has been recorded in additional paid-in capital.
Due from affiliates and Due to affiliates consisted of the following:

AS AT MARCH 31, AND DECEMBER 31, (MILLIONS)	2024	2023
Due from Affiliates
Receivables related to share and cash-based compensation	$712	$824
Other transactions with related parties	93	62
	$805	$886

Due to Affiliates
Borrowings on short-term credit facility	$259	$256
Other transactions with related parties	9	5
	$268	$261
In addition, the Manager purchased options to acquire Brookfield Asset Management ULC’s shares for $37 million during the three months ended March 31, 2024 (2023 - $41 million). These options track certain options issued under our Management Share Option Plan and are automatically exercised at the same time and the same exercise prices as the tracked Manager options. As of March 31, 2024, the carrying amount of these options is $77 million (2023 - $40 million) and is included in other assets on the Condensed Consolidated Balance Sheets.
8.    COMMITMENTS AND CONTINGENCIES
Guarantees
The Manager may from time to time enter into guarantees in respect of certain co-investments in which there is carried interest. The amount guaranteed is up to the carry amount paid to the general partners of the respective funds, net of taxes. In the event that the general partners default on their carry clawback obligations, the Manager will make payments under the guarantees. As at March 31, 2024, the Manager has not recognized any liabilities with respect to such guarantees as no carry has been paid in the relevant funds.
Litigation
The Manager may from time to time be involved in litigation and claims incidental to the conduct of its business. The Manager’s business is also subject to extensive regulation, which may result in regulatory proceedings against the company. As of March 31, 2024 there is no outstanding litigation.
The Manager accrues a liability for legal proceedings only when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. Although there can be no assurance of the outcome of such legal actions, based on information known by management, the Manager does not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially affect its results of operations, financial position or cash flows.
9.    SUBSEQUENT EVENTS
On May 2, 2024, Brookfield Reinsurance completed the acquisition of the remaining outstanding common stock of American Equity Investment Life Holding Company that it did not already own. As a result of this the Manager has issued approximately 28 million Class A limited voting shares for consideration of approximately $1.1 billion to the Corporation in exchange for approximately 28 million shares of the Asset Management Company. This transaction is not dilutive to shareholders of the Manager as the share issuance of the Class A limited voting shares was concurrent with the acquisition of an additional approximately 2% in the Asset Management Company.
On May 7, 2024, the Board of the Manager declared a quarterly dividend of $0.38 per share, payable on June 28, 2024 to shareholders of record as at the close of business on May 31, 2024.

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BROOKFIELD ASSET MANAGEMENT ULC
CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (UNAUDITED)
AS AT MARCH 31, 2024 AND DECEMBER 31, 2023 AND FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

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BROOKFIELD ASSET MANAGEMENT ULC
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

AS AT MARCH 31, AND DECEMBER 31, (MILLIONS, EXCEPT SHARE AMOUNTS)	2024	2023
Assets
Cash and cash equivalents	$2,594	$2,667
Accounts receivable and other	548	588
Due from affiliates	2,378	2,504
Investments	7,359	7,522
Deferred income tax assets	680	643
Other assets	366	366
Total assets	$13,925	$14,290

Liabilities
Accounts payable and other	$1,555	$1,799
Due to affiliates	1,039	986
Deferred income tax liabilities	58	40
Total liabilities	2,652	2,825

Preferred shares redeemable non-controlling interest	2,258	2,166

Equity
Common shares:
Common shares (unlimited authorized and 1,635,372,936 issued and 1,630,594,636 outstanding)	9,015	9,014
Common shares held in treasury (4,778,300 shares)	(90)	—
Retained deficit	(362)	(178)
Accumulated other comprehensive income	166	168
Additional paid-in capital	67	122
Total common equity	8,796	9,126
Non-controlling interest	219	173
Total equity	9,015	9,299
Total liabilities, redeemable non-controlling interest and equity	$13,925	$14,290

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BROOKFIELD ASSET MANAGEMENT ULC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	2024	2023
Revenues
Base management and advisory fees	$786	$791
Investment income
Carried interest allocations
Realized	11	31
Unrealized	(134)	28
Total investment income	(123)	59
Interest and dividend revenue	47	43
Other revenues	174	161
Total revenues	884	1,054
Expenses
Compensation, operating, and general and administrative expenses
Compensation and benefits	(275)	(299)
Other operating expenses	(76)	(70)
General, administrative and other	(9)	(7)
Total compensation, operating, and general and administrative expenses	(360)	(376)
Carried interest allocation compensation
Realized	(23)	—
Unrealized	(61)	(88)
Total carried interest allocation compensation	(84)	(88)
Interest expense	(4)	(2)
Total expenses	(448)	(466)
Other expenses, net	(72)	(22)
Share of income from equity accounted investments	80	43
Income before taxes	444	609
Income tax expense	(71)	(93)
Net income	373	516
Net (income) loss attributable to:
Preferred shares redeemable non-controlling interest	95	19
Non-controlling interest	(27)	(19)
Net income attributable to the common stockholders	$441	$516

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BROOKFIELD ASSET MANAGEMENT ULC
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	2024	2023
Net income	$373	$516
Currency translation	(2)	6
Comprehensive income	371	522
Comprehensive (income) loss attributable to:
Preferred share redeemable non-controlling interest	95	19
Non-controlling interest	(27)	(19)
Comprehensive income attributable to common stockholders	$439	$522

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BROOKFIELD ASSET MANAGEMENT ULC
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

AS AT (MILLIONS, EXCEPT SHARE AMOUNTS)
	Common Shares of Brookfield Asset Management ULC	Common shares	Common shares held in treasury	Additional paid-in capital	Retained deficit	Accumulated other comprehensive income	Total common equity	Non-controlling interest	Total equity
Balance at December 31, 2023	1,635,349,629	$9,014	$—	$122	$(178)	$168	$9,126	$173	$9,299
Net income	—	—	—	—	441	—	441	27	468
Other comprehensive income	—	—	—	—	—	(2)	(2)	—	(2)
Share subscriptions	23,307	1	—	—	—	—	1	—	1
Acquisition of treasury shares	(4,778,300)	—	(90)	—	—	—	(90)	—	(90)
Contributions	—	—	—	(55)	(5)	—	(60)	19	(41)
Distributions	—	—	—	—	(620)	—	(620)	—	(620)
Balance at March 31, 2024	1,630,594,636	$9,015	$(90)	$67	$(362)	$166	$8,796	$219	$9,015

AS AT (MILLIONS, EXCEPT SHARE AMOUNTS)
	Common Shares of Brookfield Asset Management ULC	Common shares	Common shares held in treasury	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total common equity	Non-controlling interest	Total equity
Balance at December 31, 2022	1,635,327,858	$9,271	$—	$—	$84	$153	$9,508	$98	$9,606
Net income	—	—	—	—	516	—	516	19	535
Other comprehensive income	—	—	—	—	—	6	6	—	6
Contributions	—	—	—	32	—	—	32	10	42
Distributions	—	—	—	—	(528)	—	(528)	—	(528)
Transfer of interest	—	(29)	—	—	—	—	(29)	29	—
Balance at March 31, 2023	1,635,327,858	$9,242	$—	$32	$72	$159	$9,505	$156	$9,661

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BROOKFIELD ASSET MANAGEMENT ULC
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	2024	2023
Operating activities
Net income	$373	$516
Other income (expenses), net	54	(139)
Share of income from equity method investments, net of cash dividends	(24)	(3)
Depreciation and amortization	4	4
Deferred income taxes	29	57
Stock based equity awards	20	20
Unrealized carried interest allocation, net	195	60
Other working capital and non-cash operating items	(135)	(556)
	516	(41)
Investing activities
Acquisitions
Property, plant and equipment	(3)	(1)
Equity accounted investments	—	(4)
Advances provided to related parties	(3)	(95)
	(6)	(100)
Financing activities
Distributions to common stockholders	(620)	(528)
Issuance of tracking option	37	41
Issuance of related party loans	5	235
Distributions to redeemable non-controlling interests	(2)	—
	(580)	(252)
Cash and cash equivalents
Change in cash and cash equivalents	(70)	(393)
Effect of exchange rate changes on cash and cash equivalents	(3)	—
Balance, beginning of period	2,667	3,545
Balance, end of period	$2,594	$3,152

Supplemental cash flow disclosures
Other working capital and non-cash operating items
Accounts receivable and other	$17	$(135)
Accounts payable and other	(217)	(27)
Due from affiliates	46	(364)
Due to affiliates	(7)	(27)
Other non-cash operating items	26	(3)
	(135)	(556)

Income taxes paid	91	81
Interest paid	4	2

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BROOKFIELD ASSET MANAGEMENT ULC
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
1.    ORGANIZATION
The Company was formed on July 4, 2022 as an unlimited liability company under, and governed by, the laws of British Columbia. The registered office of the company is 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia V6E 4N7.
On May 12, 2022, Brookfield Corporation (the “Corporation”) announced that it would separately list and distribute to its shareholders a 25% interest in its asset management business. The transaction was completed on December 9, 2022 by way of an arrangement agreement (the “Arrangement”), which resulted in the transfer of the Corporation's historical asset management business into the newly incorporated Brookfield Asset Management ULC ("our asset management business"). On completion of the Arrangement, the Corporation transferred a 25% interest in Brookfield Asset Management ULC to Brookfield Asset Management Ltd. (the “Manager”).
References in these financial statements to “us,” “we,” “our” or “the Company” refer to our asset management business and its direct and indirect subsidiaries and consolidated entities. Brookfield Asset Management ULC's asset management business focuses on renewable power and transition, infrastructure, real estate, private equity, and credit, operating in various markets globally.
The Company entered into several agreements and arrangements resulting from the Arrangement, among which include:
•The Asset Management Services Agreement (the "AMSA") under which the Manager provides the services of its employees and its Chief Executive Officer to the Company who in turn pays the Manager for the services of these individuals on a cost recovery basis. Most of the Manager's employees/executives spend their time discharging their duties as officers and employees of the Manager and towards responsibilities related to the Company which include investment, corporate and other services. In addition, at the request of the Company, the Manager may provide options and long term incentive awards to its employees, which will be reimbursed under this agreement. See discussion of the accounting for this agreement in the Other revenues accounting policy in Note 2;
•The Transitional Services Agreement (the "TSA") pursuant to which the Company provides the Corporation and the Manager, on a transitional basis, certain services to support day-to-day corporate activities. The transitional services are provided, at cost, for a period of three years from December 9, 2022, unless extended by mutual agreement. The Company also provides to the Corporation, as required from time to time and on a cost recovery basis, services of its investment personnel to assist in acquisitions or other transactions undertaken by the Corporation. See discussion of the accounting for this agreement in the Related Parties accounting policy in Note 2; and
•The Relationship Agreement under which (i) carried interest generated by our asset management business is allocated to the Corporation at 100% with respect to mature funds and at 33.3% with respect to current funds, new funds and open-ended funds, through the Company’s non-controlling interest and redeemable preferred shares non-controlling interest held by the Corporation, and (ii) certain employee share-based and performance-based compensation costs are recovered from the Corporation. See discussion of the accounting for this agreement in the Other revenues accounting policy in Note 2.
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying unaudited Condensed Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. The Condensed Consolidated Financial Statements, including these notes, are unaudited and exclude some of the disclosures required in annual financial statements. Management believes it has made all necessary adjustments (consisting of only normal recurring items) so that the Condensed Consolidated Financial Statements are presented fairly and that estimates made in preparing its Condensed Consolidated Financial Statements are reasonable. The operating results presented for interim periods are not necessarily indicative of the results that may be expected for any other interim period or for the entire year.
These Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements included in the Manager's annual report for the year ended December 31, 2023.

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Certain of the comparative figures have been reclassified to conform to the Condensed Consolidated Financial Statement presentation adopted in the current year.
Use of Estimates
The preparation of the Condensed Consolidated Financial Statements in accordance with U.S. GAAP requires management to make estimates that affect the amounts reported in the Condensed Consolidated Financial Statements and accompanying notes. Management believes that estimates utilized in the preparation of the Condensed Consolidated Financial Statements are reasonable. Such estimates include those used in the valuation of investments and financial instruments, the measurement of deferred tax balances (including valuation allowances), accrued carried interest, incentive distributions and the accounting for share-based and performance-based compensation. Actual results may differ from those estimates and such differences may be material.
Consolidation
The Company consolidates all entities that it controls through a majority voting interest and all variable interest entities (“VIE”) for which it is the primary beneficiary. An enterprise is determined to be the primary beneficiary if it holds a controlling financial interest. A controlling financial interest is defined as (a) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. The Company determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a variable interest entity and reconsiders that conclusion upon certain events. In determining whether the Company is the primary beneficiary, the Company evaluates its control rights as well as economic interests in the entity held either directly or indirectly by the Company. Assets of a consolidated VIE can only be used to settle obligations of the consolidated VIE and creditors and other beneficial interest holders do not have recourse to the Company with respect to liabilities of its consolidated VIEs. The Company’s other disclosures regarding VIEs are discussed in Note 4.
All intercompany balances and transactions have been eliminated on consolidation.
Redeemable Preferred Shares Non-Controlling Interest
Upon completion of the Arrangement, the Company issued various special tracking preferred shares of subsidiaries of the Company (“Tracking Shares”) which provides the Corporation with a redemption right, upon a liquidation or redemption event, to receive a preferred amount equal to the fair value of carried interest entitlement from certain tracked assets, net of any compensation related costs. These returns are realized through the payment of cumulative dividends, as and when declared by the board of directors of the relevant Brookfield Asset Management ULC subsidiaries. These tracking shares are entitled to vote, together with the common shares owned indirectly by the Company, in respect of those subsidiaries. The tracking shares are presented as preferred share redeemable non-controlling interest within the Condensed Consolidated Balance Sheets, outside of permanent equity.
The first series of Tracking Shares issued by Brookfield U.S. Holdings Inc. ("BUSHI"), a subsidiary of the Company, provides the Corporation with economic interest equal to effectively 100% of the carried interest earned in mature funds. This series of Tracking Shares has a redemption clause whereby the issuer, whose board is controlled by the Corporation, may elect to redeem the tracking shares upon the tenth anniversary of issuance. While this series of tracking shares are not currently redeemable, the Company considers that it is probable that the instrument will become redeemable as the redemption requirement is only through passage of time. As such, the relevant redeemable non-controlling interest recognized outside of permanent equity requires remeasurement at each reporting period.
The second series of Tracking Shares issued by Brookfield Manager Holdings Ltd. ("BMHL") provides the Corporation with the economic interest equal to effectively a 33.3% share of similar distributions on open-ended funds. This series of Tracking Shares can only be redeemed upon exceptional circumstances that cause a materially adverse impact to the subsidiary. As the instrument is not currently redeemable and the Company considers such a triggering event to be remote and outside of the control of the entity, the relevant redeemable non-controlling interest recognized outside of permanent equity does not require remeasurement at each reporting period.
In addition to the Tracking Shares, BUSHI also has class B senior preferred shares and class B preferred shares outstanding as at March 31, 2024, all of which are held by the Corporation. The class B senior preferred shares entitle the holder to cumulative preferential cash dividends at $1.36375 per share per annum and are ranked senior to the BUSHI Tracking Shares, class B preferred shares and common shares. The class B senior preferred shares are redeemable by the issuer, whose board is controlled by the Corporation, upon the tenth anniversary of issuance at a redemption amount of $25 per share plus accrued and unpaid dividends. The class B preferred shares of BUSHI are redeemable at the option of both the holder and the issuer at a redemption

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amount of $25 per share plus declared and unpaid dividends, and title the holder to non-cumulative preferential cash dividends at 6.7% per annum on the redemption amount. These preferred shares are non-voting and rank junior to the class B senior preferred shares and the BUSHI Tracking Shares and senior to common shares of the entity. Due to the currently exercisable holder redemption option, these shares are presented as a part of preferred share redeemable non-controlling interest within the Company’s Condensed Consolidated Balance Sheet, outside of permanent equity and measured at their redemption amount plus any dividends declared and unpaid at each reporting date.
Additionally, the Company, as part of various equity based compensation arrangements, has issued class A preferred shares to the Corporation and the Manager. The shares rank junior to the Class B Senior Preferred, Class B senior preferred and Tracking Shares and are redeemable at the option of the holder and the issuer at a redemption amount of $25 per share plus accrued and unpaid dividends and these preferred shares are non-voting. Due to the currently exercisable holder redemption option, these shares are presented as a part of preferred share redeemable non-controlling interest within the Company’s Condensed Consolidated Balance Sheet, outside of permanent equity and measured at their redemption amount plus any dividends declared and unpaid at each reporting date.
The Company recognizes any change of the carrying amount of its preferred shares redeemable non-controlling interest in net (income) loss attributable to preferred share redeemable non-controlling interest in its Condensed Consolidated Statement of Operations.
Non-Controlling Interest
Upon completion of the Arrangement, the Company issued various classes of equity interests of the Company’s subsidiaries to the Corporation which have rights to priority distributions. Net income (loss) and other comprehensive income, if applicable, generated by the respective subsidiaries is allocated to non-controlling interest in consolidated entities based on the substantive contractual terms of the subsidiaries’ governing agreements that specify the allocation of income or loss.
Revenue Recognition
Revenue is measured based on the amount the Company expects to be entitled to under the contract with the customer and excludes amounts collected on behalf of third parties. A performance obligation is a promise in a contract to transfer a distinct good or service (or a bundle of goods and services) to the customer and is the unit of account in ASC 606. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue, as, or when, the performance obligation is satisfied. The Company recognizes revenue when it transfers control of a product or service to a customer.
Revenues primarily consist of management and advisory fees, incentive fees (including incentive distributions and performance fees), investment income, interest and dividend revenue and other revenue.
Management and advisory fees — Management and advisory fees are comprised of base management fees and transaction, advisory and other fees and are accounted for as contracts with customers.
The Company earns base management fees from its customers at a fixed percentage of a calculation base which is typically committed capital or invested capital or net asset value. The Company identifies its customers on a fund-by-fund basis in accordance with the terms and circumstances of the individual fund. Generally, the customer is identified as the investor in its managed funds and investment vehicles, but for certain widely held funds or vehicles, the fund or vehicle itself may be identified as the customer. These customer contracts require the Company to provide investment management services over a period of time, which represents a performance obligation that the Company satisfies over time. Management fees are a form of variable consideration because the fees that the Company is entitled to vary based on fluctuations in the basis for the management fee. The amount recorded as revenue is generally determined at the end of the period because these management fees are payable on a regular basis (typically quarterly) and are not subject to claw back once paid.
Transaction, advisory and other fees are principally fees charged to the investors of funds indirectly through the managed funds and portfolio companies. These fees are based on a fixed percentage of enterprise value or equity value of pooled capital raised and are earned which generally coincides with when the capital is called. These fees are not tied to performance or ongoing investment management services, are not subject to claw back and are recorded in the period in which the related transaction closes.

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Accrued but unpaid management and advisory fees, net of management fee reductions and management fee offsets, as of the reporting date are included in Accounts receivable and other or Due from affiliates in the Condensed Consolidated Balance Sheets.
Incentive distributions — Incentive distributions are incentive payments to reward the Company for meeting or exceeding certain performance thresholds of managed entities. They are comprised of incentive distributions and performance fees.
Incentive distributions paid to us by our permanent capital vehicles are determined by contractual arrangements and represent a portion of distributions paid by the permanent capital vehicles above a predetermined hurdle. They are accrued as revenue on the respective affiliates’ distribution record dates only if the predetermined hurdle has been achieved. They are not subject to claw back.
Incentive distributions will not be recognized until (a) it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, or (b) the uncertainty associated with the variable consideration is subsequently resolved.
Performance fees — Performance fees are generated when the Company exceeds predetermined investment returns within Brookfield Business Partners L.P. ("BBU") and on certain liquid strategy portfolios. BBU performance fees are based on the quarterly volume-weighted average increase in BBU unit price over the previous threshold and are accrued on a quarterly basis, whereas performance fees within liquid strategy funds are typically determined on an annual basis. These fees are not subject to claw back.
Accrued but unpaid incentive distributions and performance fees are recorded within Due from affiliates in the Condensed Consolidated Balance Sheets as of the reporting date.
Investment income (loss) — Investment income (loss) represents the unrealized and realized gains and losses on carried interest and movements in the fair value of the principal investments.
Carried interest is a performance fee arrangement in which the Company receives a percentage of investment returns, generated within a private fund on carry eligible capital, based on a contractual formula. We are eligible to earn carried interest from a fund once returns exceed the fund’s contractually defined performance hurdles at which point, we earn an accelerated percentage of the additional fund profit until we have earned the percentage of total fund profit, net of fees and expenses, to which we are entitled. At the end of each reporting period, the Company calculates the balance of accrued carried interest that would be due to the company for each fund, pursuant to the fund agreements, as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have been realized. As the fair value of underlying investments varies between reporting periods, it is necessary to make adjustments to amounts recorded as accrued carried interest to reflect either (a) positive performance resulting in an increase in the accrued carried interest to the general partner or (b) negative performance that would cause the amount due to the Company to be less than the amount previously recognized as revenue, resulting in a negative adjustment to the accrued carried interest to the general partner. These adjustments are recorded in the Condensed Consolidated Statements of Operations as unrealized carried interest allocations in Investment income. In each scenario, it is necessary to calculate the accrued carried interest on cumulative results compared to the accrued carried interest recorded to date and make the required positive or negative adjustments. The Company ceases to record negative carried interest once previously accrued carried interest for such funds have been fully reversed. The Company is not obligated to pay guaranteed returns or hurdles, and therefore, cannot have negative carried interest over the life of a fund. Accrued carried interest as of the reporting date is reflected in Investments on the Condensed Consolidated Balance Sheets.
Carried interest is realized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of the preferred return or, in limited instances, after certain thresholds for return of capital are met. Carried interest is subject to claw back to the extent that the carried interest received to date exceeds the amount due to the Company based on cumulative results. The accrual for potential repayment of previously received carried interest would represent amounts previously paid to the Company that would need to be repaid if these funds accruing carry were to be liquidated based on the fair value of their underlying investments. This amount is estimated to be $nil for all periods presented and as a result no clawback provision has been recognized in these Condensed Consolidated Financial Statements.
Fair value gains (losses) on principal investments include the unrealized and realized gains and losses on the Company’s principal investments, including its investments in the funds that are not consolidated and receive pro-rata allocations and other principal investments. Income (loss) on principal investments is realized when the Company redeems all or a portion of its investment or when the Company receives cash income, such as dividends or distributions. Unrealized income (loss) on principal investments results from changes in the fair value of the underlying investment as well as the reversal of unrealized gain (loss) at the time an investment is realized.

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Interest and dividend revenue — Interest and dividend revenue comprise primarily of interest and dividend income earned on principal investments not accounted for under the equity method held by the Company.
Other Revenues
Other revenues arises from the AMSA between the Manager and the Company and the Relationship Agreement between the Manager, the Company, and the Corporation.
Under the AMSA, the Manager provides the services of its employees on a cost recovery basis. Expenses incurred under the AMSA relating to these services is recognized as Other revenues in the Condensed Consolidated Statement of Operations on a gross basis as and when the services are performed by the Manager.
Under the Relationship Agreement, certain employee share-based and performance-based compensation costs are recovered from the Corporation. Income generated under the Relationship Agreement relating to these instruments is recognized as Other revenues in the Condensed Consolidated Statement of Operations on a gross basis as the instruments vest.
Certain liability classified share-based awards covered by the AMSA and Relationship Agreement are required to be revalued at each balance sheet date. As a result, where the revaluation results in an increase in the share-based award liability, the Corporation and the Company will reimburse the Manager while conversely, where the revaluation results in a decrease in the share-based award liability, the Manager will be responsible for reimbursing the difference to the Corporation or the Company.
Fair Value of Financial Instruments
U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.
Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values, as follows:
•Level I — Quoted prices are available in active markets for identical financial instruments as of the reporting date. The types of financial instruments in Level I include listed equities and mutual funds with quoted prices. The Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.
•Level II — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.
•Level III — Pricing inputs are unobservable for the financial instruments and include situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value require significant management judgment or estimation.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given financial instrument is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instrument.
Level II Valuation Techniques
Financial instruments classified within Level II of the fair value hierarchy are comprised of certain equity securities.
The valuation techniques used to value financial instruments classified within Level II of the fair value hierarchy are as follows:
•Equity Securities are valued on the basis of prices from an orderly transaction between market participants provided by reputable dealers or pricing services. In determining the value of a particular investment, the Company may use certain information with respect to quotations from dealers, pricing matrices and market transactions in comparable investments and various relationships between investments. The valuation of certain equity securities is based on an observable price for an identical security adjusted for the effect of a restriction that is embodied in the security.

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Level III Valuation Techniques
In the absence of observable market prices, the Company values its investments using valuation methodologies applied on a consistent basis. For some investments where little market activity may exist; management’s determination of fair value is then based on the best information available in the circumstances and may incorporate management’s own assumptions and involves a significant degree of judgment, taking into consideration a combination of internal and external factors, including the appropriate risk adjustments for non-performance and liquidity risks.
Real estate investments — The Company uses both the discounted cash flow method or the direct capitalization method to value the real estate investments held in consolidated funds. Valuations may be derived by referencing observable valuation measures for comparable assets and recent market transactions, adjusted for asset specific factors. Where a discounted cash flow method is used, a terminal value is derived by referencing to a stabilized exit EBITDA and a capitalization rate.
Credit investments — The Company uses the discounted cash flow method to value credit investments that are not publicly traded or whose market prices are not readily available. The discounted cash flow method projects the expected cash flows of the debt instrument based on contractual terms and discounts such cash flows back to the valuation date using a market-based yield. The market-based yield is estimated using yields of similar publicly traded debt instruments, subject to a liquidity discount.
Derivatives
Derivative financial instruments under ASC 815, Derivative and Hedging are recognized on the Condensed Consolidated Balance Sheet at fair value with changes in fair value recognized in earnings.
Purchased or written options on equity interests of several of our equity method investments that do not meet the definition of a derivative are recognized on the Condensed Consolidated Balance Sheet on a gross basis as Other Assets or Other Liabilities within Accounts Receivable and Other or Accounts Payable and Other, respectively. These financial instruments are measured at fair value with changes in fair value recognized in Other (expenses), net.
Investments
Investments include the Company’s ownership interests (typically general partner interests) in nonconsolidated funds which are accounted for as equity method investments.
Investments in which the Company is deemed to exert significant influence, but not control, are accounted for using the equity method of accounting. The Company has significant influence over certain Brookfield funds in which it invests but does not consolidate which are accounted for under the equity method.
In cases where the Company’s equity method investments provide for a disproportionate allocation of the profits and losses, the Company’s share of earnings (losses) from equity method investments is determined using a balance sheet approach referred to as the hypothetical liquidation at book value (“HLBV”) method. Under the HLBV method, at the end of each reporting period the Company calculates the accrued carried interest that would be due to the Company pursuant to fund agreements as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have been realized. As the fair value of the underlying investments varies between reporting periods, it is necessary to make adjustments to the amounts recorded as carried interest to reflect either a positive performance resulting in an increase in the carried interest allocated to the general partner or a negative performance that would cause the amount due to the Company to be less than the amount previously recognized, resulting in a negative adjustment to carried interest allocated to the general partner. In each case, such accrued carried interest will be recognized in the Condensed Consolidated Statements of Operations.
Refer to Note 3 for details in relation to equity method investments.
Cash and Cash Equivalents
Cash and cash equivalents represents cash on hand, cash held in banks, money market funds and liquid investments with original maturities of three months or less. Interest income from cash and cash equivalents is recorded in Interest and dividend revenue in the Condensed Consolidated Statements of Operations.
Other Assets
We aggregate balances for presentation in the Condensed Consolidated Financial Statements based on the nature and function of the accounts. Specifically, we combine similar assets, to provide a clearer representation of financial position and performance during the reporting period. For the purposes of the interim financial statements, Intangibles and Goodwill as well as Property Plant and Equipment have been presented as Other Assets.

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Compensation, benefits and fund operating expenses — Compensation and carried interest compensation
Compensation — Compensation consists of (a) salary and bonus, and benefits paid and payable to employees, and (b) share-based compensation associated with the grants of share-based awards to employees. Compensation costs relating to the issuance of share-based awards to senior management and employees is accounted for in accordance with ASC 718, Compensation — Stock Compensation. These awards are measured at fair value at the grant date and expensed over the vesting period, except in the case of share-based awards that do not require future service, which are expensed immediately. Cash settled share-based awards and awards settled in a variable number of shares for a fixed monetary amount are classified as liabilities and are remeasured at the end of each reporting period. The Company accounts for forfeitures as they occur.
Prior to the completion of the Arrangement, share-based compensation expense was allocated to the Company based on the awards and terms previously granted to its employees under the Corporation's share-based compensation plans. The value of these long term incentive plans changed as a result of the spin-off of the asset management business. In order to make award participants whole following the Arrangement, the Corporation and the Manager modified the strike price of the historical awards and issued additional Manager awards such that participants would receive the same economic outcome immediately before and after the spin-off. As part of the execution of the Arrangement, certain employees are now employed by the Company and any unvested amounts cease to be recognized by the non-employing entity. The Company assessed the fair value of the modified instruments immediately before and after the spin-off date to determine if there was any change in value and will account for the impact of the modification and recognizes any relevant incremental fair value generated at the time of the spin-off prospectively.
In addition, the Manager may issue options and other long-term incentive awards to employees of the Company, and the Company may reimburse the Manager for the costs associated with these awards. Compensation costs associated with these instruments are recorded on a gross basis in the Statements of Operations as the instruments vest.
Refer to Note 8 for further details of the Company's share-based compensation.
Carried Interest Compensation — Unrealized and realized carried interest is performance-based compensation associated with realized or unrealized carried interest based on performance of investments on a fund-by-fund basis. Such compensation expense is subject to both positive and negative adjustments.
Other expenses, net
Other expenses, net in the Condensed Consolidated Statement of Operations includes net unrealized gains (losses) resulting from changes in the fair value of the company’s investments in common shares in addition to investments in its sponsored funds.
Income taxes
The Company is an unlimited liability company organized under the provincial laws of British Columbia and is subject to Canadian federal and provincial income taxes.
Prior to the Arrangement, the Company's domestic and foreign operating results were included in the income tax returns of the Corporation. The Company accounted for income taxes under the separate return method. Under the approach, the Company determined its deferred tax assets and liabilities and related tax expenses as if it were filing separate tax returns.
The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. Income taxes as presented attribute deferred income taxes of the Company's standalone Condensed Consolidated Financial Statements in a manner that is systematic, rational, and consistent with the asset and liability method.
The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of the Company's assets and liabilities and are adjusted for changes in tax rates and tax laws when such changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.
The Company analyzes its tax filing positions in all jurisdictions where it is required to file income tax returns, as well as for all open tax years in these jurisdictions. Tax benefits associated with actual or expected income tax positions are recognized when the “more likely than not” recognition threshold is met. The tax benefits are measured at the largest amount of benefit that is greater than 50% likely to be realized upon settlement with the related tax authority.
The Company recognizes accrued interest and penalties related to uncertain tax positions within the provision for income taxes in the Condensed Consolidated Statements of Operations.

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Related parties
In the normal course of operations, the Company enters into various transactions on market terms with related parties, including amounts in Due from/to affiliates. The Company and its subsidiaries may also transact with entities that share a common parent. Amounts owed to and by associates and joint ventures are not eliminated on consolidation.
The Company has certain loans and receivables within Due from Affiliates which are long-term in nature. These receivables are initially recognized at fair value and subsequently measured at their amortized cost bases with interest recognized using the interest method.
In the normal course of business, the Manager issues its share-based compensation awards to the Company’s employees. The Company accounts for such transactions in accordance with ASC 323 Equity Method Investments and Joint Ventures, and recognizes the entire cost of the awards, as they vest, as compensation expense and a corresponding increase in additional paid-in capital. As the Company reimburses the Manager for the cost of these awards, the reimbursement is recognized as a decrease in additional paid-in capital. As such, this arrangement with the Manager has a net impact on the Company’s Condensed Consolidated Financial Statements as if the Company had paid for the employee compensation in cash. To the extent that the Company reimburses the Manager before the associated awards vest, the Company recognizes the prepayment in Due from Affiliates.
See Note 10 for further detail on related party transactions.
Dividends
Dividends are reflected in the Condensed Consolidated Financial Statements when declared.
3.    INVESTMENTS

AS AT MARCH 31, AND DECEMBER 31, (MILLIONS)	2024	2023
Common shares (a)	$109	$77
Investments in affiliates (b)	1,178	1,197
Accrued carried interest - mature funds (c)	1,161	1,394
Accrued carried interest - new funds (c)	338	305
Equity method investments (d)
Equity interest in Oaktree	4,202	4,191
Equity interest in other affiliates	371	358
	$7,359	$7,522
Where appropriate, the accounting for the Company’s investments incorporates the changes in fair value of those investments.
(a) As at March 31, 2024, common shares were $109 million (2023 - $77 million). Common shares primarily represents investments of $64 million in Brookfield Renewable Energy L.P. (2023 - $64 million) and an investment by the Company of $25 million in Brookfield Infrastructure Income Fund Inc. made during the three months ended March 31, 2024. Common share investments are carried at fair value with changes in fair value recorded in the Condensed Consolidated Statements of Operations.
(b) As at March 31, 2024, Investments in affiliates are primarily comprised of an interest in BSREP III of $1.1 billion (2023 – $1.1 billion) which is accounted for as an equity investment measured at its net asset value ("NAV") in accordance with ASC 321, Investments - Equity Securities.
(c) Accrued carried interest represents the disproportionate allocation of capital from our private funds to the extent that such interest is provided for in the relevant fund agreements. Accrued carried interest is accounted for using the equity method of accounting based on the Company’s entitlement to the funds’ net assets as if all investments were liquidated at fair value and all liabilities were satisfied, net of the cumulative amounts that have already been realized. As stipulated in the Relationship Agreement, accrued carried interest in mature funds, as defined therein, is all attributed to the Corporation and accrued carried interest in new funds, including current funds and open-ended funds, as defined therein, is attributed to the Corporation at 33.3%. Such attribution is achieved via Tracking Shares and non-controlling interests in some of our subsidiaries that are entitled to such carried interest.

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The change in the Company’s accrued carried interest for mature funds for the three months ended March 31, 2024 and 2023 is as follows:

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	2024	2023
Balance, beginning of period	$1,394	$1,163
Changes in fund fair values	(222)	13
Realized carried interest	(11)	(31)
Balance, end of period	$1,161	$1,145
The change in the Company’s accrued carried interest for new funds during the periods ended March 31, 2024 and 2023 is as follows:

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	2024	2023
Balance, beginning of period	$305	$108
Changes in fund fair values	33	66
Balance, end of period	$338	$174
(d) The Company’s equity method investments include a 68% (2023 – 68%) economic interest in Oaktree which was initially acquired on September 30, 2019, a 49.9% (2023 – 49.9%) economic interest in LCM Partner Group transferred into the Company as part of the Arrangement, a 35% economic interest in Primary Wave acquired on October 3, 2022, a 24.9% economic interest in Brookfield Properties Concord LLC acquired on December 8, 2023, and a number of general partner investments in our private funds. The Company has significant influence, but not control, over the operating and financial policies of these equity method investees by virtue of having the ability to appoint members of these investee’s governing bodies.
The Company recognized in Share of Income from Equity Accounted Investments in its Condensed Consolidated Statement of Operations its share of earnings or losses from all of its equity method investments of $80 million and $43 million for the three months ended March 31, 2024 and 2023, respectively.
The summarized financial information of all of the Company’s equity method investments for the three months ended March 31, 2024 and 2023, is as follows:

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	2024	2023
Revenues	$410	$701
Expense	(969)	(829)
Net loss	(559)	(128)
Net (income) attributable to non-controlling interest	(9)	11

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4.    VARIABLE INTEREST ENTITIES
The Company consolidates certain VIEs for which it is the primary beneficiary either directly or indirectly, through another consolidated entity. VIEs include certain credit focused entities within the Oaktree platform, whereby the purpose of such VIEs is to provide a vehicle that allocates our share of its performance-based fees between the Company and the Corporation. The fundamental risks of these consolidated VIEs, mainly include loss of invested capital and performance-based fees. The Company does not provide performance guarantees and has no other financial obligation to provide funding to consolidated VIEs. The assets of consolidated VIEs may only be used to settle obligations of these entities. In addition, there is no recourse to the Company for the consolidated VIEs’ liabilities. For the three months ended March 31, 2024 and 2023, the Company did not provide financial or other support to consolidated VIEs.

AS AT MARCH 31, AND DECEMBER 31, (MILLIONS)	2024	2023
Cash and Cash Equivalents	$—	$—
Investments	891	891
Other Assets	—	—
Total Assets	891	891

Other Liabilities	$—	$—
Total Liabilities	—	—

Equity	$891	$891
The Company holds variable interests in certain VIEs which are not consolidated as it has been determined that the Company is not the primary beneficiary. VIEs that are not consolidated predominately include investment funds sponsored by or managed by the Company. The Company's investment strategies differ by investment fund; however, the fundamental risks have similar characteristics, including loss of invested capital and loss of management and performance income. The Company's maximum exposure to loss as a result of its investments in the unconsolidated investment funds is the carrying value of such investments, including the Company's capital interest and any unrealized carried interest. For the three months ended March 31, 2024 and 2023, the Company did not provide any financial and other support to unconsolidated VIEs other than its obligated commitments.
The assets and liabilities recognized in the Company's Condensed Consolidated Balance Sheets related to its maximum exposure to loss of those VIEs of which the Company is determined not to be the primary beneficiary, the non-consolidated VIEs, are as follows:

AS AT MARCH 31, AND DECEMBER 31, (MILLIONS)	2024	2023
Investments	$909	$893
Due from affiliates	7	5
VIE related assets	916	898
Maximum exposure to loss	$916	$898

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5.    FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS
Fair value approximates carrying value for the following financial instruments that are not measured at fair value in the Condensed Consolidated Financial Statements: Accounts receivable and other (except as otherwise indicated below), Accounts payable and other (except as otherwise indicated below), Due to affiliates and Due from affiliates, and Accrued carried interest.
The following tables summarize the fair value hierarchy of financial assets and liabilities of the Company that are measured at fair value as at March 31, 2024 and December 31, 2023:

AS AT MARCH 31, 2024 (MILLIONS)	Level I	Level II	Level III	Total
Assets
Cash and cash equivalents	$2,594	$—	$—	$2,594
Accounts receivable and other	—	—	37	37
Common shares	7	—	102	109
Total assets	$2,601	$—	$139	$2,740
Liabilities				—
Accounts payable and other	$—	$—	$124	$124
Total liabilities	$—	$—	$124	$124

AS AT DECEMBER 31, 2023 (MILLIONS)	Level I	Level II	Level III	Total
Assets
Cash and cash equivalents	$2,667	$—	$—	$2,667
Accounts receivable and other	—	—	37	37
Common shares	—	—	77	77
Total assets	$2,667	$—	$114	$2,781
Liabilities				—
Accounts payable and other	$—	$—	$122	$122
Total liabilities	$—	$—	$122	$122
The fair value measurement of items categorized in Level III of the fair value hierarchy is subject to valuation uncertainty arising from the use of significant unobservable inputs. The significant unobservable inputs used in the fair value measurement of financial assets and liabilities recurringly measured at fair value are discount rates and capitalization rates. Significant increases (decreases) in these inputs in isolation would have resulted in a significantly lower (higher) fair value measurement. The following tables summarize the quantitative inputs and assumptions used for items categorized in Level III of the fair value hierarchy as of March 31, 2024 and December 31, 2023:

AS AT MARCH 31, 2024 (MILLIONS)	Fair Value	Valuation techniques
Common shares	$102	See note (a) and (b)
Accounts receivable and other	37	See note (a) and (d)
Accounts payable and other	124	See note (a) and (c)

AS AT DECEMBER 31, 2023 (MILLIONS)	Fair Value	Valuation techniques
Common shares	$77	See note (a) and (b)
Accounts receivable and other	37	See note (a) and (d)
Accounts payable and other	122	See note (a) and (c)
(a) Unobservable inputs were weighted based on the fair value of the investments included in the range.
(b) As at March 31, 2024, common shares were $109 million (2023 - $77 million). Common shares primarily represents investments of $64 million in Brookfield Renewable Energy L.P. (2023 - $64 million) and an investment by the Company of $25 million made in Brookfield Infrastructure Income Fund Inc. during the period ended March 31, 2024. Common share investments are carried at fair value with changes in fair value recorded in the Condensed Consolidated Statements of Operations.

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(c) Accounts payable and other recorded at fair value and categorized in Level III relate to a put option held by other investors of Oaktree and Primary Wave under which the Company may be required to purchase additional shares of these investees using a prescribed valuation methodology in exchange for cash, Class A shares of the Corporation or other forms of consideration at the discretion of the Company. The fair value of these instruments is determined quarterly using a Monte Carlo simulation and various inputs prepared by management.
(d) Accounts receivable and other recorded at fair value and categorized in Level III relate to a call option held by the Company to acquire additional shares of Primary Wave from other investors of the investee using a prescribed valuation methodology in exchange for cash, Class A shares of the Corporation or other forms of consideration at the discretion of the Company. The fair value of this instrument is determined quarterly using a Monte Carlo simulation and various inputs prepared by management.
During the three months ended March 31, 2024, there have been no changes in valuation techniques within Level III that have had a material impact on the valuation of financial instruments.
The following tables summarize the changes in financial assets and liabilities measured at fair value for which the Company has used Level III inputs to determine fair value. These tables also exclude financial assets and liabilities measured at fair value on a non-recurring basis. Total realized and unrealized gains and losses recorded for Level III investments are reported in Other (expenses) income, net in the Condensed Consolidated Statements of Operations.

AS AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2024 (MILLIONS)	Common shares	Accounts receivable and other	Accounts payable and other
Balance as at December 31, 2023	$77	$37	$122
Net purchases	25	—	—
Gains (losses) included in earnings	—	—	2
Balance as at March 31, 2024	$102	$37	$124

AS AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2023 (MILLIONS)	Common shares	Accounts receivable and other	Accounts payable and other
Balance as at December 31, 2022	$75	$52	$190
Net purchases	(1)	—	—
Gains (losses) included in earnings	—	(14)	3
Balance as at March 31, 2023	$74	$38	$193
6.    REVENUE
The Company offers investment products on a number of strategies, specifically renewable power and transition, infrastructure, real estate, private equity, and credit, operating in more than 30 countries.
The following table sets out revenue disaggregated by investment strategy.

FOR THE THREE MONTHS ENDED MARCH 31, 2024 (MILLIONS)	Renewable power and transition	Infrastructure	Real estate	Private equity	Credit and other	Total
Management and advisory fees, net	$121	$231	$216	$73	$39	$680
Incentive distributions	33	73	—	—	—	106
	$154	$304	$216	$73	$39	$786

FOR THE THREE MONTHS ENDED MARCH 31, 2023 (MILLIONS)	Renewable power and transition	Infrastructure	Real estate	Private equity	Credit and other	Total
Management and advisory fees, net	$125	$238	$210	$81	$43	$697
Incentive distributions	28	66	—	—	—	94
	$153	$304	$210	$81	$43	$791

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7.    INCOME TAXES
The Company’s Canadian statutory income tax rate has remained consistent at 27% during the three months ended March 31, 2024, and 2023.
As of March 31, 2024 and December 31, 2023, the Company did not have any material unrecognized tax benefits related to uncertain tax positions.
The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by Canadian and foreign tax authorities. As of March 31, 2024, the company’s Canadian income tax returns for the years 2019 through 2022 were open under the normal four-year statute of limitations and therefore subject to examination. Certain subsidiaries’ tax returns for 2018 through 2022 are open to examination.
8.    SHARE-BASED COMPENSATION
The Company, as well as the Manager and the Corporation, related parties of the Company, have granted share-based compensation awards to certain employees and non-employee directors of the Company under a number of compensation plans (the “Equity Plans”). The Equity Plans provide for the granting of share options, restricted shares, escrowed shares and deferred share and restricted share units which contain certain service or performance requirements of the Manager or the Corporation.
During the three months ended March 31, 2024, the Company granted 4.8 million (2023 - nil) escrowed shares at a weighted average exercise price of $40.07 (2023 - $nil). The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term (2023 - nil), 29.2% volatility (2023 - nil), a weighted average expected dividend yield of 4.8% (2023 - nil) annually, a risk-free rate of 4.2% (2023 - nil) and a liquidity discount of 25%, with a fair value of $6.12 per unit (2023 - $nil). The total fair value of the escrowed shares granted was $29.3 million (2023 - $nil million).
The expense recognized for share-based compensation is summarized in the following table:

FOR THE THREE MONTHS ENDED MARCH 31, (MILLIONS)	2024	2023
Expenses arising from equity-settled share-based payment transactions
Management Share Option Plan	$5	$7
Escrowed Stock Plan	6	4
Restricted Stock Plan	11	11
	$22	$22

Expense (recovery) arising from cash-settled share-based payment transactions
Deferred Share Unit Plan	$4	$72
Restricted Share Unit Plan	1	(7)
	$5	$65
The share-based payment plans are described below.
Management Share Option Plan
Options issued under the Management Share Option Plan (“MSOP”) of both the Corporation and the Manager vest over a period of up to five years, expire ten years after the grant date and are settled through issuance of Class A shares of the Corporation or the Manager. The exercise price is equal to the market price at the grant date. For the three months ended March 31, 2024, the total expense incurred with respect to MSOP totaled $5 million (2023 – $7 million).
Escrowed Stock Plan
Under the Escrowed Stock ("ES") Plans, executives are granted common shares (the “ES Shares”) in one or more private escrowed companies that own Class A shares of the Manager, the Asset Management Company, and the Corporation. The ES Shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than ten years from the grant date, all outstanding ES Shares will be exchanged for Class A shares issued by the Corporation or the Manager based on the increase in market value between the date of grant and date of exercise of the respective Class A shares at the time of the exchange. An equal number of Class A shares held in the private escrow companies may be cancelled such that the issuance of shares to employees is non-dilutive. In general, the shares issued on exchange will be less than the Class A shares purchased

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under the ES Plan resulting in a net reduction in the number of Class A shares issued. For the period ended March 31, 2024, the total expense incurred with respect to the ES Plan totaled $6 million (2023 – $4 million).
During the period ended March 31, 2024, a subsidiary of the Asset Management Company, as part of establishing various equity based compensation vehicles associated with the ES Plans, issued a total of 7,562,189 class A preferred shares to the Corporation and the Manager for consideration of $143 million and $46 million, respectively. The class A preferred shares are redeemable at the option of the holder and the issuer at a redemption amount of $25 per share plus accrued and unpaid dividends and these preferred shares are non-voting. The consideration received for this share issuance was the contribution of 3,579,878 of the Asset Management Company's common shares by the Corporation and the contribution of 1,198,422 common shares of the Asset Management Company by the Manager. The Asset Management Company has utilized the common shares received to structure various equity based compensation vehicles owned by the Asset Management Company.
Restricted Stock Plan
The Restricted Stock Plan awards executives with Class A shares of the Corporation and the Manager purchased on the open market (“Restricted Shares”). Under the Restricted Stock Plan, Restricted Shares awarded vest over a period of up to five years, except for Restricted Shares awarded in lieu of a cash bonus, which may vest immediately. Vested and unvested Restricted Shares are subject to a hold period of up to five years. Holders of Restricted Shares are entitled to vote Restricted Shares and to receive associated dividends. Employee compensation expense for the Restricted Stock Plan is charged against income over the vesting period.
Compensation expense for the three months ended March 31, 2024 was $11 million (2023 – $11 million).
Deferred Share Unit Plan
The Deferred Share Unit ("DSU") Plan provides for the issuance of DSUs. Under the plan, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs. The DSUs vest over periods of up to five years, and accumulate additional DSUs at the same rate as dividends on Class A shares of the Corporation and the Manager based on the market value of the Class A shares at the time of the dividend. Participants are not allowed to convert DSUs into cash until retirement or cessation of employment.
The value of the DSUs, when converted to cash, will be equivalent to the market value of the Class A shares of the Corporation and the Manager at the time the conversion takes place. The fair value of the vested DSUs as at March 31, 2024 was $213 million (December 31, 2023 – $209 million).
Employee compensation expense for these plans is charged against net income over the vesting period of the DSUs. For those awards issued as part of the Arrangement, the mark-to-market movement is recoverable from the Corporation. The amount payable in respect of vested DSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the Company are recorded as employee compensation expense in the period of the change. For the three months ended March 31, 2024, employee compensation expense totaled $4 million (2023 – $72 million).
Restricted Share Unit Plan
The Restricted Share Unit ("RSU") Plan provides for the issuance of RSUs. Under the plan, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of RSUs. The RSUs vest over periods of up to five years. Participants are not allowed to convert RSUs into cash until retirement or cessation of employment. The value of the RSUs, when converted into cash, will be equivalent to the difference between the market price of equivalent number of Class A shares of the Corporation or the Manager at the time the conversion takes place and the market price on the date the RSUs are granted.
Employee compensation expense for these plans is charged against net income over the vesting period of the RSUs. For those awards issued as part of the Arrangement, the mark-to-market movement is recoverable from the Corporation. The amount payable in respect of vested RSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the Company are recorded as employee compensation expense in the period of the change.
During the period ended March 31, 2024, the RSU Plan was settled and participating employees and directors of the Asset Management Company received a cash settlement equal to the value of the RSUs at the date of settlement or an option to acquire preferred shares in subsidiaries of the Corporation with a redemption value equal to the value of their RSUs on the date of the settlement of the RSU plan.
The value of the outstanding options associated with the settlement of the RSU plan as at March 31, 2024 was $21 million (2023- $nil) and the fair value of outstanding RSUs was $nil (December 31, 2023 – $21 million).

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For the three months ended March 31, 2024, employee compensation expense totaled $1 million (2023 – recovery of $7 million).
9.    PREFERRED SHARES REDEEMABLE NON-CONTROLLING INTEREST
As at March 31, 2024 subsidiaries of the Company have issued and outstanding certain classes of preferred shares which are outlined below:

	2024		2023
AS AT MARCH 31, AND DECEMBER 31, (MILLIONS, EXCEPT SHARE AMOUNTS)	Number of Shares	Value	Number of Shares	Value
BUSHI Preferred Shares
BUSHI Tracking Shares	100	$1,965	100	$2,062
Class B senior preferred	1,621,093	41	1,621,093	41
Class B preferred	2,520,571	63	2,520,571	63
Class A preferred	7,562,189	189	—	—
BMHL Preferred Shares	100	—	100	—
		$2,258		$2,166
The movement in the carrying value of the preferred shares redeemable non-controlling interest is as follows:

AS AT AND FOR THE THREE MONTHS ENDED MARCH 31, AND DECEMBER 31, (MILLIONS)	2024	2023
Balance, beginning of period	$2,166	$2,018
Net issuances (redemptions)	187	(32)
Changes in redemption value included in net income attributable to preferred shares non-controlling interest	(95)	180
Balance, end of period	$2,258	$2,166
BUSHI Tracking Shares
In December 2022, at the time of the spin-off, BUSHI and BMHL, subsidiaries of the Company, entered into arrangements with the Corporation whereby BUSHI and BMHL issued preferred shares to the Corporation in exchange for the Corporation's holdings in BUSHI's and BMHL's common shares.
The preferred shares, which we also refer to as Tracking Shares, represent a class of ownership senior to common stock and subordinate to debt and are entitled to quarterly dividends when declared by BUSHI and BMHL. The BUSHI preferred shares are redeemable at the option of the issuer, whose board is controlled by the holder, after 10 years and the BMHL preferred shares are redeemable when a redemption triggering event has occurred. As the Company does not solely control the redemption event, these preferred shares are accounted for as redeemable non-controlling interests.
Class B senior preferred and preferred shares
In addition to the Tracking Shares, BUSHI has also issued class B senior preferred shares and class B preferred shares. The class B senior preferred shares entitle the holder to cumulative preferential cash dividends at $1.36375 per share per annum and are ranked senior to the Tracking Shares, class B preferred shares and common shares. The class B senior preferred shares are redeemable by the issuer, whose board is controlled by the Corporation, upon the tenth anniversary of issuance at a redemption amount of $25 per share plus accrued and unpaid dividend. The class B preferred shares are redeemable at the option of both the holder and the issuer at $25 per share (the redemption amount) plus unpaid dividends. These preferred shares are non-voting and rank junior to the BUSHI tracking shares and senior to common shares of the entity, and are entitled to non-cumulative cash dividends at 6.7% per annum on their redemption amount.
Class A preferred shares
During the period ended March 31, 2024, a subsidiary of the Asset Management Company issued 5,737,599 class A preferred shares to the Corporation and 1,824,590 class A preferred shares to the Manager for consideration of $143 million and $46 million respectively. The class A preferred shares are redeemable at the option of the holder and the issuer at a redemption amount of $25 per share plus accrued and unpaid dividends and these preferred shares are non-voting. Refer to Note 8 for further details.

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The Company accounts for the changes in the value of the redeemable non-controlling interest in accordance with ASC 480, Distinguishing Liabilities from Equity. The Company elects for the BUSHI tracking shares and class B senior preferred shares to recognize changes in the redemption value immediately as they occur and adjust the carrying amount to equal the redemption value at the end of each reporting period. As the BMHL tracking shares are not currently redeemable and management has determined that it is not probable that the instrument will become redeemable no subsequent adjustment in the value of the preferred shares is expected. The BUSHI class B preferred shares are currently redeemable and are therefore measured at their redemption amount at each reporting date. However, no adjustment to the carrying value of the class B preferred shares is expected as dividends declared are expected to be paid on or prior to each reporting date.
BUSHI and BMHL preferred shares
The Company had 100 BUSHI Tracking Shares and 100 BMHL Tracking Shares outstanding as at March 31, 2024 with a carrying value equal to redemption value of $2.0 billion and $nil, respectively. In addition, the Company had 1,621,093 BUSHI class B senior preferred shares and 2,520,571 BUSHI class B preferred shares and 7,562,189 BUSHI class A preferred shares outstanding as at March 31, 2024 with a carrying value equal to their redemption value of $41 million, $63 million, and $189 million, respectively.
10.    RELATED PARTY TRANSACTIONS
In the normal course of business, the Company entered into transactions with related parties and derived the majority of its revenue from the provision of asset management services to the Corporation along with its subsidiaries and operating entities. During the three months ended March 31, 2024, the Company recorded $850 million of revenues derived from related party transactions on its Condensed Consolidated Statement of Operations (2023 – $850 million).
In the normal course of business, the Company entered into transactions with related parties by providing and borrowing on short-term credit facilities, working capital facilities, as well as unsecured loans. The balances due and from these facilities as well as those amounts due and from share-based compensation recharge and recovery arrangements are recorded as Due from affiliates and Due to affiliates on the Condensed Consolidated Balance Sheets.
Under the AMSA, the Manager provides the services of its employees and its Chief Executive Officer to the Company on a cost recovery basis. For services received, costs are recorded on a gross basis in the Condensed Consolidated Statement of Operations. During the three months ended March 31, 2024, under this arrangement, the Company has recognized an expense of $47 million (2023 - $53 million) in the Condensed Consolidated Statement of Operations which includes the impacts of the fair value movements of the cash-settled equity instruments provided by the Manager to employees of the Company. The Manager is also entitled to reimbursement for costs incurred associated with stock based compensation awards issued to employees of the Asset Management Company by the Manager. During the three months ended March 31, 2024, the Company paid the Manager $79 million (2023 - $88 million) as a prepayment for equity based compensation granted to the Company's employees. The Company also made a $15 million (2023 - $15 million) prepayment to the Manager under the AMSA for equity based compensation. The Company also issued to the Manager options to acquire the Company’s shares, which are accounted for as the Company’s equity in Additional Paid-in Capital at their fair value on issuance date of $37 million. These options are options that track to certain Manager stock options issued under its Management Share Option Plan and are exercised at the same time and the same exercise prices as these awards.
As outlined in the Relationship Agreement, the Corporation is responsible for costs associated with certain share-based awards for certain employees, some of which are subject to revaluation at each balance sheet date, and will also bear the cost of the employee entitlement to carried interest on mature funds either directly or indirectly through reimbursement to the Company. Income generated under the Relationships Agreement relating to these instruments is recognized as Other revenues in the Condensed Consolidated Statement of Operations on a gross basis as the instruments vest. During the three months ended March 31, 2024, the Asset Management Company has recognized a recharge of $91 million (2023 - $149 million) in the Condensed Consolidated Statement of Operations under this arrangement.
Under the TSA, Brookfield Asset Management ULC will provide the Corporation and the Manager certain services to support day-to-day corporate activities on a transitional basis. For services provided to the Corporation, costs are recorded on a gross basis in the Consolidated Statement of Operations. For the three months ended March 31, 2024, the Corporation has recognized $4 million (2023 - $nil) in the Consolidated Statement of Operations under this arrangement.
During the three months ended March 31, 2024 a subsidiary of the Asset Management Company issued class A preferred shares to the Manager and the Corporation for consideration of $189 million as part of the structuring of equity based compensation vehicles. Refer to Note 9 for further details.

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For the three months ended March 31, 2024, the Company recognized tax attributes purchased from a related party of $38 million.

Due from affiliates and due to affiliates consisted of the following:

AS AT MARCH 31, AND DECEMBER 31, (MILLIONS)	2024	2023
Due from Affiliates
Loans to affiliates	$1,650	$1,654
Receivables from affiliates related to share and cash-based compensation	708	650
Loans to related parties	20	200
	$2,378	$2,504

Due to Affiliates
Operating payables due to related parties	$695	$659
Payables to affiliates related to share and cash-based compensation to carried interest	142	129
Borrowings from related parties	202	198
	$1,039	$986
Due from affiliates
Due from affiliates of $2.4 billion (2023 – $2.5 billion) consists of $1.7 billion (2023 – $1.7 billion) of loans from affiliates which are comprised of asset management fees receivables, working capital facilities, and other outstanding short-term credit facilities provided to the Corporation and its subsidiaries in the normal course of business. Loans to related parties are unsecured with floating rates of Secured Overnight Financing Rate published by the Federal Reserve Bank of New York ("SOFR") less 375 bps or a fixed interest rate of 0.14% to 6.5%. Maturities on loans to related parties range from 2024 to 2057. The loans were generally issued to finance acquisitions and fund commitments.
Due to affiliates
Due to affiliates of $1.0 billion (2023 - $986 million) consists of amounts payable to related parties for services received in the normal course of business including operating expenses payable and borrowings from the Corporation under the line of credit.
11.    COMMITMENTS AND CONTINGENCIES
Commitments
On January 31, 2019, a subsidiary of the Company committed $2.8 billion to BSREP III, of which $2.1 billion has been funded as at March 31, 2024 (December 31, 2023 – $2.1 billion). The remainder of the commitment will be funded by the Corporation.
In the normal course of business, the Company enters into contractual obligations which include commitments to provide bridge financing and other equity commitments. As at March 31, 2024, the Company had $2.1 billion of such commitments outstanding (December 31, 2023 - $ 2.1 billion).
Guarantees
The Company may from time to time enter into guarantees to assist the general partners of specific funds in securing financing. In the event that the general partners default on their financing obligations, the Company will be liable for outstanding payments under the guarantees. As at March 31, 2024, the Company had $60 million of such guarantees outstanding (December 31, 2023 - nil).
Contingencies
Carried interests clawback
Carried interests are realized when an underlying investment is profitably disposed of after the fund’s cumulative returns have met a certain thresholds for return of capital. When applicable, the Company records a liability for potential clawback obligations due to changes in the unrealized value of a fund’s remaining investments and where the Company has previously received carried interest distributions.
The actual clawback liability, however, generally does not become payable until the end of a fund’s life. No liability for potential clawback obligations has been recorded associated with any of our funds as at March 31, 2024 and December 31, 2023.

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Litigation
The Company may from time to time be involved in litigation and claims incidental to the conduct of its business. The Company’s businesses are also subject to extensive regulation, which may result in regulatory proceedings against the Company. As of March 31, 2024 there is no outstanding litigation.
The Company accrues a liability for legal proceedings only when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be exposure to loss in excess of any amounts accrued. Although there can be no assurance of the outcome of such legal actions, based on information known by management, the Company does not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially affect its results of operations, financial condition or cash flows.
Taxation
We operate in jurisdictions with differing tax laws and tax rates. Several jurisdictions in which we operate have proposed draft legislation, which if enacted in their current form, may result in a change to our effective income tax rate. Given the uncertainty with respect to differences between draft and enacted legislation, the impact resulting from the potential enactment of such draft legislation cannot be reasonably estimated at this time.

12.    SUBSEQUENT EVENTS
The Company evaluated events and transactions occurring from April 1, 2024 up to May 10, 2024.
On April 8, 2024, the Company acquired an additional 4.5% interest in Oaktree. The Asset Management company paid cash consideration of $331 million, of which $57 million was provided by the Corporation for its interest in preferred shares redeemable non-controlling interest. The net purchase price to the Company was $274 million. This increased the Company's ownership interest from approximately 68% to approximately 73%.
On May 6, 2024, the Asset Management Company agreed to acquire an interest in Castlelake L.P. for total cash consideration of approximately $450 million. This interest includes a 51% interest in their Fee-Related Earnings, an interest in a portion of their performance based income, and various general partner stakes in Castlelake funds.

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BROOKFIELD ASSET MANAGEMENT

Brookfield.com

NYSE: BAM
TSX: BAM

BROOKFIELD CORPORATE OFFICES

United States

Brookfield Place
250 Vesey Street
15th Floor
New York, NY
10281-0221
+1.212.417.7000

Canada

Brookfield Place
181 Bay Street, Suite 100
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom

One Canada Square
Level 25
Canary Wharf
London E14 5AA
+44.20.7659.3500

Australia

Brookfield Place
Level 19
10 Carrington Street
Sydney, NSW 2000
+61.2.9158.5100

Brazil

Avenida das Nações Unidas, 14.401
Parque da Cidade-Torre Paineira
15º andar
São Paulo–SP
CEP 04794-000
+55 (11) 2540.9150

United Arab Emirates

Level 24, ICD Brookfield Place
Al Mustaqbal Street, DIFC
P.O. Box 507234
Dubai
+971.4.597.0100

India

Unit 1
4th Floor, Godrej BKC
Bandra Kurla Complex
Mumbai 400 051
+91.22.6600.0700

China

Unit 01, 11F
Tower C, One East
No. 768 South Zhongshan 1st Road
Huangpu District, Shanghai
200023
+86.21.2306.0700

OAKTREE CORPORATE OFFICES

United States

333 South Grand Avenue
28th Floor
Los Angeles, CA 90071
+1.213.830.6300

United States

1301 Avenue of the Americas
34th Floor
New York, NY 10019
+1.212.284.1900

United Kingdom

Verde
10 Bressenden Place
London SW1E 5DH
+44.20.7201.4600

Hong Kong

Suite 2001, 20/F
Champion Tower
3 Garden Road
Central
+852.3655.6800

REGIONAL OFFICES (BROOKFIELD & OAKTREE)

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Bermuda
Brentwood
Calgary
Chicago
Houston
Los Angeles
Stamford
Vancouver

South America

Bogotá
Lima

Europe / Middle East

Amsterdam
Dublin
Frankfurt
Luxembourg
Madrid
Paris
Stockholm
Dubai
Riyadh

Asia Pacific

Sydney
Beijing
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